UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A


                  GENERAL FORM FOR REGISTRATION OF SEURITIES OF
                  SMALL BUSINESS ISSUERS Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934


                         California Software Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


             Nevada                                     88-0408446
-----------------------------------      ---------------------------------------
  (State or other jurisdiction of        (I.R.S. Employer Identification Number)
  incorporation or organization)


2901 S. Pullman Street, Santa Ana, California                  92705
---------------------------------------------       ----------------------------
  (Address of principal executive offices)                   (zip code)


Issuer's telephone number: (949) 553-8900
                          ----------------

Securities to be registered under section 12(b) of the Act:


       Title of Each Class                    Name on each exchange on which
       to be so registered                    each class is to be registered


-----------------------------------         ------------------------------------


-----------------------------------         ------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,270,900 issued and outstanding as of January 27, 1999.

Part I .......................................................................3
           Item 1.   Description of Business..................................3
           Item 2.   Management's Discussion and Analysis or Plan of
                     Operation ...............................................9
           Item 3.   Description of Property..................................11
           Item 4.   Security Ownership of Management and Others and
                     Certain Security Holders ................................11
           Item 5.   Directors, Executives, Officers and Significant
                     Employees................................................12
           Item 6.   Executive Compensation...................................14
           Item 7.   Certain Relationships and Related Transactions...........14

Part II ......................................................................15
           Item 1.   Legal Proceedings........................................15
           Item 2.   Market for Common Equity and Related Stockholder
                     Matters..................................................15
           Item 3.   Recent Sales of Unregistered Securities..................16
           Item 4.   Description of Securities................................16
           Item 5.   Indemnification of Directors and Officers................17

Part F/S .....................................................................19
           Item 1.   Financial Statements.....................................19
           Item 2.   Changes in and Disagreements With Accountants on
                     Accounting and Financial Disclosure......................19

Part III .....................................................................20
           Item 1.   Index to Exhibits........................................20
           Item 2.   Description of Exhibits..................................23

                                     Part I

                         Item 1. Description of Business

               A.   Business Development and Summary

         California Software Corporation, hereinafter referred to as the "Company" or "CSC", was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on October 28, 1998. The articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at a par value of $0.001 per share.

         The Company is a developmental stage company with a principal business objective to provide software and related technology products and services to businesses. The Company currently provides "PC" based software solutions that replicate the IBM midrange systems environment on a PC platform. The Company also provides high level programming language services, allowing business customers to execute midrange applications on a PC network in "native" mode without the need for redevelopment. Additionally, the Company offers services to its clients designed to turn an existing network of PCs into a true distributed processing client/server system.


         The Company's goal is to become the platform of choice for re-hosting software solutions from the IBM AS/400 to the PC platform. The IBM AS/400 and its predecessors, the System/32, 34, 36 and 38, collectively called the IBM Midrange computers, are a separate class from Personal Computers. When introduced in the late eighties, the AS/400 like its Midrange predecessors was a far more powerful, multi-user computer than individual PCs and was capable of supporting environments with hundreds of users.

         These IBM Midrange Systems, were the systems of choice for general business usage because there were more software products, both custom and pre-packaged that ran on them. Over 28,000 business programs have been written for these systems, more than any other platform.

         In recent years PC networks have become far more powerful and the number of PC users has grown to the point where virtually all business people use them daily. While there are many benefits to the AS/400, they appear old-fashioned to many information management professionals today. While the software that runs on these IBM machines is very solid and reliable, it is also very proprietary. It won't run on other platforms. The Company has completely replicated this IBM Midrange machine environment on the PC platform. This means that the end user can run these very solid, reliable software applications on PC's. The only other method for achieving this goal would be to completely rewrite the software in a different language for the PC. That endeavor is expensive and time-consuming.

         Small to medium  size  software  developers  and many end users  cannot afford the monetary, time and staffing investments to rewrite their applications. With the BABY/36 and BABY/400 products they do not have to. BABY replicates the IBM Midrange operating environments under Windows(TM). What this means is that the applications developer can take older IBM Midrange programs that meet current business requirements and run them on an NT(TM) network. Moreover, the developer can utilize another BABY product to translate text-based screens into icon and mouse-driven point-and-click ones. Importantly, BABY also provided a Y2K compliant platform for System/3x programs. This makeover dramatically extends the life of the application at a relatively low cost to the application developer.


         The Company designates as its priorities for the first twelve months of operations as developing and emphasizing its platform-migration software products to establish its business in the software and technology market. The Company believes this strategy will allow it to produce competitive profit margins and provide high-quality information technology services to a broad base of users.

         Headquartered in Santa Ana, California, the Company currently markets its products overseas through an international distributor network of 40 IBM Business Partners and software houses. In North America, the Company sells its products and services directly to end users as well as through an extensive network of over 150 value added resellers who bundle their own midrange applications with the Baby products into a PC offering. The Company is an IBM AS/400 Partner in Development and a Microsoft Solution Provider.

         On January 12, 1999, the Company completed an acquisition of approximately $1,628,068 worth of assets and $702,742 of liabilities from California Software Products, Inc. - a California company in a similar line of business as the Company - in exchange for a convertible note as amended in the principal sum of $2,250,000 - convertible into the Common Shares of the Company once the Company is trading on the OTC-BB(R) or a similar market and based upon the Company's trading price sixty(60) days following the first day of trading of the Company's Shares with a minimum conversion rate of $1.50 per share on that date.

         In the early eighties, the Company's founders used their extensive programming expertise to pioneer the first PC based RPG systems the Baby product line. These products allow a company to execute midrange applications on a PC network in "native" mode without the need for redevelopment. Over the past decade, Baby products have become household names in the worldwide marketplace with more than 100,000 users in 42 countries.

B.       Business of Issuer

(1)      Principal Products and Services and Principal Markets

         The Company currently designs, develops and markets platform-migration software and provides high-quality service and support for its clients.

     The Baby Products

         The Company currently offers solutions for midrange applications developed in RPG II, RPG III, and RPG /400. All products are uniquely designed to easily migrate IBM midrange applications to the PC environment in three steps: (i) move the existing source code and data files to the PC; (ii) recompile the source code into executable object code; and (iii) execute the RPG application in the PC environment. Every Baby system contains a full array of feature-rich development tools, along with compilers for RPG, OCL/CL, and DDS/SFGR. As a result, businesses and companies worldwide use the Company's family of Baby products for off loading their program development by moving their source code to the PC where it can be modified, recompiled, and debugged using Baby products. These programs can then be run on the PC or the midrange system. The Company offers the following applications:

         Baby/400 - The Baby/400 is a powerful PC based RPG/400 development, execution, and operating environment that combines all the benefits of PC and PC network technology with the power and versatility of an IBM AS/400 midrange computer. Existing source code is downloaded to the PC, recompiled and executed without the need for any redevelopment. New programs can be developed, compiled and debugged on the PC platform. New applications can be executed on the PC or uploaded to the AS/400. Baby/400 allows users to preserve their existing application software investment, improve system performance and end-user response time, avoid the high cost of midrange system upgrades, lower maintenance and system operations cost, integrate RPG/400 application data with existing PC applications, increase end user productivity and performance and shorten new user training time.

         Baby/400 Client Server - The Baby/400 Client Server rapidly converts AS/400 legacy applications into Client/Server solutions without the need for any redevelopment of PC functionality. With Baby/400 Client Server, portions of the legacy application targeted to become PC Clients can be downloaded to the PC and recompiled, creating native PC based object code. The PC based RPG application is able to execute for the Client and continue to use the data files residing on the AS/400 (true Client/Server). This makes it possible to rapidly turn a legacy application into a Client/Server application, eliminating the need for reprogramming or leaning new PC based languages. Benefits of the Baby 400 Client Server are no redevelopment of application functionality, rapid implementation cycle with low project completion risk, minimal project and staff investment, no learning curve for new PC based programming languages, ease of project backlog of the MIS department, the original source code always remains on the AS/400, increased end user productivity and performance and shortened application training time for new users.

         Baby/400 Desktop Developer - This is a standalone PC, entry level version of Baby/400 with all the same features and functionality but scaled for a single user. Baby/400 Desktop Developer allows a maximum file size of 4,000 records, making it an affordable choice for off-line development, recompiling, and code testing.

         Baby/36 - Baby/36 is a powerful PC based RPG II development, execution and operating environment for the migration of System/36 applications to a PC standalone or network environment without the need for any redevelopment. Many users have replaced their System/36 with PC networks and were able to easily migrate their S/36 applications in a matter of days. Benefits of Baby/36 include the ability to preserve existing application software investments, improved system performance and end user response time, avoiding high midrange system upgrade cost, lower maintenance and system operations cost, integration of RPG II application data with existing PC applications, increased end user productivity and performance, avoiding the cost of adding third party GUI products, shortened new user training time and the ability to execute S/36 applications on portable PCs and across remote locations.

     Service and Support

         The Company currently supports its products with a team of technical experts that can assist clients in a smooth migration to the PC environment. Management believes its technical support team and implementation consultants are well-equipped to support IBM midrange, PC, connectivity hardware, and operating system environments. The Company also offers services such as:

         Pre-Migration Analysis - Analysis and preparation of the software and hardware environment for the migration to the Company's products.

         Client/Server Consulting - Assistance in planning for and converting legacy application environments to Client/Server environments.

         Application Migration Services - Migration of RPG applications to the Company's PC based operating environment.

         Implementation Service - On-Site installation of migrated applications, technical training, and configuration of the PC environment for program execution.

         The market for the Company's migration software applications is highly competitive. The Company believes that the principal competitive factors in this business include product performance, time to market for new product introductions, adherence to industry standards, price, and marketing and distribution resources. The Company believes that it competes favorably in all of these categories.

(2)      Distribution Methods of the Products or Services

         The Company is currently marketing and distributing its services and products through a direct sales force. The Company believes that its multi-channel distribution strategy will enable it to effectively market its software and services to a wide range of potential customers. The Company has also established and will continue to establish marketing and distribution relationships through a broad range of channels including value added resellers ("VARs"), distributors and manufacturers' representatives, as well as direct sales representatives.

         The Company has organized its information technology services business such that each service technician maintains a direct relationship with certain of the Company's service customers. Specific marketing programs will vary by target customer. The Company believes that its direct sales approach, including having Company service technicians serve as client-relationship managers, has led to better account penetration and management, better communications and long-term relationships with its clients and greater opportunities for follow-on sales of products and services to its client base.

         In support of its sales efforts, the Company currently markets its products through direct mail, advertising, seminars, trade shows, telemarketing, and on-going customer and third-party communications programs. The Company also generates interest in, and educates potential customers about, computer and network software solutions through speaking engagements, contributed articles, interviews and documentaries. However, management of the Company currently believes that a vast majority of its sales will come from marketing its products through an international distributor network of IBM Business Partners and software houses. In North America, management of the Company believes that its products will be sold primarily through an extensive network of value added resellers who bundle their own midrange applications with the Baby products into a PC offering. In addition, the Company plans on becoming an IBM AS/400 Partner in Development and a Microsoft Solution Provider.

(3)      Status of Any Announced New Product or Service

         The Company is currently working on a new product family set of software to be released in 1999. The Company, however, has yet to announce this new product family and has not announced any other recent additions to the existing products and services it currently offers.

(4)      Industry Background

         The IBM's midrange computing platforms, the System/36 and the AS/400, have served as a popular computing solution for business applications since IBM's introduction of these two systems in 1983 and 1988, respectively. While IBM made obsolete the System/36 in 1988, industry sources estimate approximately 250,000 System/36 systems remained in use worldwide at the end of 1995. Industry publications estimate that over 360,000 AS/400 systems were in use worldwide at the end of 1995. The Gartner Group estimates that, by the end of 1997, the installed base of AS/400 systems will increase to over 450,000 systems worldwide.

         In adopting IBM's midrange computing platforms, businesses, and the ISVs that support them, have invested substantial resources developing applications software that provides a wide variety of manufacturing, accounting and other information-management functions. According to industry sources, by 1995, an estimated 25,000 software applications had been developed for use on AS/400 systems. Development of applications software intended for use on IBM's midrange computing platforms continues, assisted by approximately 8,000 ISVs that IBM estimates develop and market applications software for the AS/400 platform. In 1995, these ISVs generated an estimated $2.5 billion in revenues from AS/400 applications software sales.

         IBM computing platform users and developers have historically been constrained by the nonportable and proprietary nature of IBM's operating systems. Software applications written for the System/36 and AS/400 platforms would not run on other computing platforms, including those using open operating systems such as UNIX, or other portable operating systems such as Windows NT. These other computing platforms often offer users significant advantages, including access to a wider range of software and hardware vendors, as well as increased system capacity, interoperability and scalability. Since the late 1980s, vendors of hardware and, to a lesser extent, software have experienced substantial price reductions of their products due to increased competition and the availability of alternative operating systems. The Company believes that decreasing prices and increasing functionality in information technology products have also led to increased market acceptance of open systems and customer demand for information technology products based on such systems. The Gartner Group estimates that sales of server/host systems based on the UNIX and Windows NT operating systems will increase to $40 billion annually by the year 2000, up from an estimated $22 billion in 1996. Industry sources estimate that the UNIX applications software market is currently smaller, but growing faster, than the AS/400 applications software market.

         Changing to new computing platforms often results in significant disruption of business operations as users are retrained and errors in the new software are discovered and corrected. Even more critical to many businesses is the potential loss of data contained in existing databases that may result from a change to new applications software. ISVs must also adapt to customer demands associated with increased popularity of new computing platforms. ISVs that have developed successful AS/400 applications software are faced with the challenge of migrating their products to new platforms to meet customer demands while maintaining their existing customer base for applications software running on the AS/400 platform.

         Approaches to migrating System/36 and AS/400 systems may be summarized as follows:

         Refacing - Refacing involves replacing the "green-screen" interface with a graphical user interface. Because refacing affects only the end-user interface, the source code must still be run on the original computing platform, thereby defeating the goal of many users to upgrade system performance, interoperability and scalability.

         Re-engineering - Re-engineering requires rewriting existing applications software to enable it to operate on a new computing platform. Since this entails completely rewriting applications software to meet customer requirements, it often results in increased cost, risk of failure, disruption and delay.

         Packaged Solutions - Migrating to a new computing platform can sometimes be accomplished by installing an applications software package that has been independently developed to run on open or portable platforms. While a substantial number of packaged software applications are available, businesses implementing this approach will often have to abandon their investment in existing databases and software and may incur substantial retraining costs.

         Rehosting - Rehosting involves migration of applications software to a new computing platform with minimal change to the source code or user interface. Rehosting is achieved by rebuilding applications software to run efficiently on the new computing platform. This solution often enables businesses to enjoy the continued use of their existing programs and databases, reduce retraining costs and obtain the advantages of a new computing platform.

         The market for the Company's migration software applications is highly competitive. The Company believes that the principal competitive factors in this business include product performance, time to market for new product introductions, adherence to industry standards, price, and marketing and distribution resources. The Company believes that it competes favorably in all of these categories.

(5)      Raw Materials and Suppliers

         The Company is a software technology business, and thus does not use raw materials or have any principal suppliers.

(6)      Customers

         The Company provides software solutions and high level programming language services to business customers worldwide. The Company plans to reach these customers via direct mail, telemarketing, seminars, trade shows, the Internet and the referral process. As of January 12, 1999, no sales revenues have been generated by the Company. In addition, the Company does not anticipate that its revenues will be dependent on any one or even a few major customers.

(7) Patents, Trademarks , Licenses , Franchises , Concessions, Royalty Agreements, or Labor Contracts

         The Company owns a United States trademark for its family of Baby software technology. Management is currently planning for additional copyrights and/or trademarks to fully protect its software. In addition, new proprietary technological advancements are being protected as trade secrets until appropriate measure can be taken for protection.

         The Company believes that its success and ability to compete is dependent in part on the protection of its potential trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop products and services that are similar or superior to those of the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company plans to rely on certain property licensed from third parties, and may be required to license additional products or services in the future, for use in general operations. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

         Policing unauthorized use of the Company's proprietary and other intellectual property rights, in the future, could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's products, processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)      Regulation

         The Company does not need any government approval for its principal products or services.

(9)      Effect of Existing or Probable Government Regulations

         None -- Not Applicable.

  (10)     Research and Development Activities

         The market for business computing products has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As a result, management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product offering will require further product development. The Company expects to continually evaluate its products to determine what additional products or enhancements are required by the marketplace. The Company plans to develop and enhance its products internally to meet clients' needs, but if the Company can purchase or license proven products at reasonable costs it will do so in order to avoid the time and expense involved in developing products.

         The Company has yet to incur any research and development costs from October 28, 1998 (date of inception) through January 12, 1999. However, during the fiscal and calendar year ending December 31, 1999, the Company plans to incur research and development expenses of approximately $100,000 with respect to its current and future products. The cost of such activities are not expected to be borne by the Company's customers.

         California Software has planned to add new features to both BABY/36 and BABY/400 to allow Internet access. A new product called BABY/GUI has been announced for release in July of 1999. Much of the technology for the GUI product has already been released as a component of BABY/36. Thus, most of the Research and Development is already completed. BABY/GUI creates a Graphical User Interface (GUI) for software companies and users of the IBM AS/400 computer itself, whether they purchase our original BABY series of products or not. In short, AS/400 users not wishing to deploy their software on PCs can maintain their IBM Midrange computer and make their software appear more modern.

         As mentioned earlier, more than 500,000 IBM Midrange systems are deployed globally. One of the limitations of the IBM Midrange computer family is that it is not graphical. The software that runs on it appears old-fashioned and unfriendly.

         Users of more modern software running under Windows have come to expect graphical point and click software. BABY/GUI allows software companies and end users the ability to create graphical screens without having to rewrite their non-graphical text-based software. Having created these new graphical screens, BABY/GUI allows customers to save these screens in HTML format and deploy them on the Internet.


(11)     Impact of Environmental Laws

         The Company is not aware of any federal, state or local environmental laws which would effect its operations.

(12)     Employees

         The Company presently has twenty-one (21) full time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.


Item 2.      Management's Discussion and Analysis or Plan of Operation

A.           The Company's Predecessor, California Software
Products, Inc.

         California Software Products, Inc. (CSPI) was founded in 1975 and incorporated in California for the purpose of writing programs for mainframe manufacturers. In 1980, the company was approached by the PC Division of IBM to write a program that would compile System/32 software to run on a personal computer. Development continued throughout the eighties adding new features and updating current programs as IBM introduced newer computer systems. When the PC Division was disbanded and the AS/400 Division chose not to continue the relationship, CSPI continued to improve these products on its own. The company had excellent technical resources, but management did not understand the marketplace and thus began a gradual decline in revenues and profits. In late 1996 a new management team headed by Bruce Acacio and Carol Conway took over the company bringing their extensive knowledge of
turnaround   strategies  and marketing.  The first order of
business for the new team was to restructure the company through immediate cost-cutting measures to make it profitable. Due to an unresolved conflict with a major creditor, the team filed for Chapter 11 protection under Federal Bankruptcy law in January of 1997. The Plan put forward by management was approved in October of 1997 and California Software Products, Inc. finished 1997 profitably, its first profitable year since 1988. 1998 revenues have grown by nearly 60% over 1997 and gross profits are higher.

         COMPENSATION AS PAID BY CALIFORNIA SOFTWARE PRODUCTS, INC. (CSPI) FOR BRUCE ACACIO AND CAROL CONWAY INCREASED DURING THE PERIOD FROM JANUARY 1997 THROUGH JANUARY 1999. THESE INCREASES WERE SUBSTANTIALLY DUE TO A DETERMINATION BY THE BOARD OF DIRECTORS THAT THE ADDITIONAL EFFORTS OF BOTH INDIVIDUALS IN FACILITATING THE ASSET PURCHASE AND RESTRUCTURING OF OPERATIONS AS WELL AS THE ADDITIONAL WORK EFFORTS REQUIRED OF EACH, WARRANTED A COMMENSURATE INCREASE IN WAGES. IN JANUARY 1997 BRUCE ACACIO AND CAROL CONWAY WERE EACH COMPENSATED AT AN ANNUAL RATE OF $100,000. THIS INCREASED TO $120,000 IN OCTOBER 1997 PURSUANT TO THE CHAPTER 11 REORGANIZATION PLAN. IN JANUARY 1999 REMUNERATION LEVELS INCREASED TO $180,000 FOR BRUCE ACACIO AND $150,000 FOR CAROL CONWAY. ON JANUARY 15, 1999 CALIFORNIA SOFTWARE CORPORATION (CSC) REPLACED CSPI AS THE EMPLOYER OF RECORD AND BEGAN COMPENSATING BOTH EMPLOYEES.

B.       MANAGEMENT'S PLAN OF OPERATION

         IN ITS INITIAL APPROXIMATELY FIVE MONTH OPERATING PERIOD ENDED MARCH 31, 1999, THE COMPANY GENERATED NET INCOME OF $149,828.00 FOR SALES OF PRODUCTS AND SERVICES. ON OCTOBER 31, 1998, FOUNDING SHAREHOLDERS PURCHASED 2,700,000 SHARES OF THE COMPANY'S AUTHORIZED TREASURY STOCK FOR CASH. AN ORIGINAL
STOCK OFFERING WAS MADE PURSUANT TO NEVADA REVISED STATUES CHAPTER 90.490. ADDITIONALLY, ON DECEMBER 7, 1998, THE COMPANY COMPLETED AN OFFERING OF FIVE-HUNDRED-SEVENTY THOUSAND AND NINE-HUNDRED (570,900) SHARES OF THE COMMON STOCK OF THE COMPANY TO APPROXIMATELY FORTY-FIVE (45) UNAFFILIATED SHAREHOLDERS. THIS OFFERING WAS MADE IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SECTION 4(2) OF THE SECURITIES
ACT OF 1993, AS AMENDED, PURSUANT TO REGULATION D, RULE 504 OF THE ACT. AS OF THE DATE OF THIS FILING, THE COMPANY HAS THREE MILLION TWO-HUNDRED-SEVENTY THOUSAND NINE-HUNDRED (3,270,900) SHARES OF ITS $0.001 PAR VALUE COMMON VOTING STOCK ISSUED AND OUTSTANDING WHICH ARE HELD BY APPROXIMATELY FORTY-SEVEN
(47) SHAREHOLDERS OF RECORD. MANAGEMENT FULLY ANTICIPATES THAT THE PROCEEDS FROM THE SALE OF ALL OF THE COMMON SHARES SOLD IN THIS OFFERING DELINEATED ABOVE IN ADDITION TO THE CASH FLOW AND EARNINGS FROM CURRENT OPERATIONS WILL BE SUFFICIENT TO PROVIDE
THE COMPANY'S CAPITAL NEEDS FOR THE FORESEEABLE FUTURE.

         IN ADDITION, MANAGEMENT BELIEVES THE NEED FOR ADDITIONAL CAPITAL GOING FORWARD WILL BE MET FROM ONGOING REVENUES AND EARNINGS GENERATED FROM THE ASSETS AND CONTRACTS THE COMPANY PURCHASED VIA AN ASSET PURCHASE AGREEMENT WITH CALIFORNIA SOFTWARE PRODUCTS, INC. - A CALIFORNIA COMPANY IN A SIMILAR LINE OF BUSINESS AS THE COMPANY AS MUCH AS FROM CASH FLOW AND EARNINGS FROM PRESENT AND FUTURE OPERATIONS. ON JANUARY 12, 1999, THE COMPANY COMPLETED AN ACQUISITION OF APPROXIMATELY $1,628,068 WORTH OF ASSETS AND $702,742 OF LIABILITIES FROM CALIFORNIA SOFTWARE PRODUCTS, INC. - A CALIFORNIA COMPANY - IN EXCHANGE FOR A CONVERTIBLE NOTE IN THE PRINCIPAL SUM OF $2,250,000, CONVERTIBLE INTO COMMON SHARES OF THE COMPANY ONCE THE COMPANY IS TRADING ON THE OTC-BB(R) OR A SIMILAR MARKET AND BASED UPON THE COMPANY'S TRADING PRICE SIXTY
(60) DAYS FOLLOWING THE FIRST DAY OF TRADING OF THE COMPANY'S SHARES ON A RECOGNIZED PUBLIC EXCHANGE WITH A MINIMUM EXCHANGE RATE OF $1.50 PER SHARE. ASSUMING THE COMPANY MAKES NO FURTHER ACQUISITIONS OF ASSETS OR CAPITAL STOCK OF SIMILAR COMPANIES, MANAGEMENT BELIEVES THE COMPANY WILL NOT NEED TO RAISE ADDITIONAL EQUITY FUNDS TO MEET ITS CASH REQUIREMENTS.

         THE COMPANY'S CONTINUED REVENUE GENERATION IS PRIMARILY
DEPENDENT  UPON THE COMPANY'S   ABILITY  TO  EFFECTIVELY  AND
EFFICIENTLY   PROVIDE   SOFTWARE  AND PROGRAMMING  PRODUCTS AND
SERVICES TO BUSINESSES. THE COMPANY DESIGNATES AS ITS PRIORITIES FOR THE FIRST TWELVE MONTHS OF OPERATIONS AS DEVELOPING AND EMPHASIZING ITS PLATFORM-MIGRATION SOFTWARE PRODUCTS TO ESTABLISH ITS BUSINESS IN THE SOFTWARE AND TECHNOLOGY MARKET. THE COMPANY'S PRIMARY INTEREST IS THE DESIGN OF PC BASED SOFTWARE SOLUTIONS TO ENABLE USERS TO PRESERVE THEIR INVESTMENT IN EXISTING LEGACY APPLICATIONS, REDUCE HARDWARE AND OPERATING COSTS, AND, IN MOST CASES, SIGNIFICANTLY IMPROVE SYSTEM RESPONSE TIMES. THE COMPANY CURRENTLY SUPPORTS ITS PRODUCTS WITH A TEAM OF TECHNICAL EXPERTS THAT CAN ASSIST CLIENTS IN A SMOOTH MIGRATION TO THE PC ENVIRONMENT. MANAGEMENT BELIEVES ITS TECHNICAL SUPPORT TEAM AND IMPLEMENTATION
CONSULTANTS  ARE  WELL-EQUIPPED  TO SUPPORT  IBM  MIDRANGE,   PC,
CONNECTIVITY   HARDWARE,   AND  OPERATING  SYSTEM ENVIRONMENTS.

         REALIZATION OF SIGNIFICANT SALES OF THE COMPANY'S PRODUCTS AND SERVICES THROUGHOUT THE REST OF THE FISCAL YEAR ENDING DECEMBER 31, 1999 IS VITAL TO ITS PLAN OF OPERATIONS. TO THIS END, MANAGEMENT IS CURRENTLY EMPHASIZING DISTRIBUTION OF ITS PLATFORM-MIGRATION SOFTWARE THROUGH A DIRECT SALES FORCE, AS WELL AS THROUGH INDEPENDENT DISTRIBUTORS. THE COMPANY MAY ALSO SEEK TO ENTER INTO STRATEGIC RELATIONSHIPS WITH MAJOR HARDWARE SYSTEM VENDORS AS WELL AS INTERNATIONAL SYSTEMS INTEGRATORS. THE COMPANY BELIEVES THAT A MULTI-CHANNEL DISTRIBUTION STRATEGY WILL ENABLE IT TO EFFECTIVELY MARKET ITS PRODUCTS AND SERVICES TO A WIDE RANGE OF POTENTIAL CUSTOMERS.

        THE COMPANY  ANTICIPATES  THAT THE LONG-TERM   SUCCESS
OF ITS PRODUCT OFFERING WILL REQUIRE FURTHER PRODUCT DEVELOPMENT. THE COMPANY EXPECTS TO CONTINUALLY EVALUATE
ITS  PRODUCTS  TO DETERMINE  WHAT  ADDITIONAL   PRODUCTS  OR
ENHANCEMENTS ARE REQUIRED BY THE MARKETPLACE. THE COMPANY PLANS TO DEVELOP AND ENHANCE ITS PRODUCTS INTERNALLY TO MEET CLIENTS' NEEDS, BUT IF THE COMPANY CAN PURCHASE OR LICENSE PROVEN PRODUCTS AT REASONABLE COSTS IT WILL DO SO IN ORDER TO AVOID THE TIME AND EXPENSE INVOLVED IN DEVELOPING PRODUCTS.

         THE COMPANY HAS INCURRED $23,200 IN RESEARCH AND DEVELOPMENT COSTS FROM OCTOBER 28, 1998 (DATE OF INCEPTION) THROUGH MARCH 31, 1999. THE COMPANY BASED ON EXPENDITURES TO MARCH 31, 1999 ESTIMATES ITS FISCAL YEAR AND CALENDAR YEAR DECEMBER 31, 1999, RESEARCH AND DEVELOPMENT EXPENSES TO BE $100,000. THE COST OF SUCH ACTIVITIES ARE NOT EXPECTED TO BE BORNE BY THE COMPANY'S CUSTOMERS.

         THE  COMPANY  CURRENTLY  DOES NOT EXPECT TO PURCHASE OR
SELL ANY OF ITS FACILITIES OR EQUIPMENT.

         MANAGEMENT  DOES NOT  ANTICIPATE  ANY  SIGNIFICANT
CHANGES IN THE NUMBER OF EMPLOYEES.

    C.           SEGMENT DATA

         AS OF JANUARY 12,  1999,  NO SALES  REVENUE HAS BEEN
GENERATED  BY THE COMPANY.  ACCORDINGLY,  NO TABLE  SHOWING
PERCENTAGE  BREAKDOWN  OF  REVENUE BY BUSINESS SEGMENT OR PRODUCT
LINE IS INCLUDED.

ITEM 3.  DESCRIPTION OF PROPERTY

A.       DESCRIPTION OF PROPERTY

         THE COMPANY'S CORPORATE HEADQUARTERS ARE LOCATED AT 2901 SOUTH PULLMAN, SANTA ANA, CALIFORNIA 92705. THE COMPANY HAS USE OF THIS SPACE THROUGH A SUB-LEASE ARRANGEMENT FROM CALIFORNIA SOFTWARE PRODUCTS, INC. ("CSPI"), A RELATED PARTY THE COMPANY PURCHASED ALL OUTSTANDING ASSETS AND CONTRACTS FROM ON JANUARY 12, 1999. THE SUB-LEASE IS FOR APPROXIMATELY $0.98 PER SQUARE FOOT PER MONTH ($5,851.40 PER MONTH) FROM OCTOBER 1, 1997 TO MAY 15, 1998, AND RAISES TO $1.20 PER SQUARE FOOT PER MONTH ($7,228.20 PER MONTH), FROM JANUARY 12, 1999 THROUGH SEPTEMBER 30, 1999. THE AMOUNT INCREASES TO $1.26 PER SQUARE FOOT PER MONTH ($7,572.40 PER MONTH, FROM OCTOBER 1, 1999 TO SEPTEMBER 30, 2000 AND ARE AT THE SAME RATES THAT CSPI IS CURRENTLY UNDER OBLIGATION TO LEASE THE FACILITY AT. THIS LEASED FACILITY CONSISTS OF 6,000 SQUARE FEET, AND MANAGEMENT BELIEVES THIS IS CURRENTLY SUITABLE AS THE MAIN ADMINISTRATIVE OFFICE AND SHOULD REMAIN SO FOR THE NEXT TWELVE (12) MONTHS. THE COMPANY DOES NOT HAVE ANY ADDITIONAL FACILITIES.

         There  are   currently  no  proposed   programs  for
the   renovation, improvement or development of the properties
currently leased by the Company.

B.       Investment Policies

         Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Management and Certain Security
Holders

A.       Security Ownership of Management and Certain Beneficial
Owners

         The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director,
(ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                                        Amount
Title   Name and Address                                of shares    Percent
of      of Beneficial                                   held by      of
Class   Owner of Shares      Position                   Owner        Class
Common  Bruce Acacio (1)     Chairman; CEO              1,377,000    41.73%

Common  Carol Conway (1)     Secretary/Treasurer;       1,323,000    40.09%
                             Vice President; CFO; Dir.

Common  All Executive                                   2,700,000    82.55%
        Officers and
        Directors as a Group

(1) c/o California Software Corporation, 2901 S. Pullman Street, Santa Ana, California 92705.

B.       Persons Sharing Ownership of Control of Shares

         No person other than Bruce Acacio and Carol Conway owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.       Non-voting Securities and Principal Holders Thereof

         The Company has not issued any non-voting securities.

D.       Options, Warrants and Rights

         There are no options, warrants or rights to purchase securities of the Company.

E.       Parents of the Issuer

         Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.       Directors, Executive Officers and Significant Employees

         The names, ages and positions of the Company's directors and executive officers are as follows:

   Name               Age                           Position
-------------         ---        ----------------------------------------------
Bruce Acacio          38         President, Chief Executive Officer and Chairman

Carol Conway          55         Secretary/Treasurer, Vice President, CFO and
                                 Director

B.       Work Experience

         Mr. Bruce Acacio is chairman of the board, president and chief executive officer of the Company and has held those positions since the

Company's inception. He has a background in strategic turnaround and growth companies. Mr. Acacio is currently managing 20 employees including development, technical support, administration and sales and marketing personnel. Mr. Acacio is the former President and CEO of California Software Products, Inc. ("CSPI") of Santa Ana, California. Mr. Acacio took the reigns of CSPI in 1996. At CSPI, Mr. Acacio was responsible for the release of new versions of CSPI's trademarked Baby/36 and Baby/400 products. Prior to his involvement with CSPI, Mr. Acacio was the president of an INC 500 company, which enjoyed 2,000% growth during his tenure. During his career, Mr. Acacio has held sales and middle management positions of increasing responsibility with UK-based conglomerate Lex Service, PLC and was an agent manager for IBM. In these positions, he has been responsible for turning around troubled operations and expanding business units.

         Ms. Carol Conway is the secretary, treasurer, vice president, and CFO of the Company and has held those positions since the company's inception. She is the former CFO of CSPI of Santa Ana, California. Her background is in marketing of technical and consumer products. Ms. Conway currently manages a nine member technical support and development team. She assisted in the strategic and financial planning of a return to profitability and sales growth for CSPI. Ms. Conway was directly involved in the planning and execution of new product releases, support and documentation of new versions of Baby/36 and Baby/400. She is currently guiding the development team for CSC with the release of a new product family set to be released in 1999. Prior to her involvement with CSPI and CSC, Ms.
Conway held account and management positions of increasing responsibility with Ketchum in San Francisco, California in both the technology sector and consumer products.

C.       Family Relationships

         None - Not Applicable.

D.       Involvement on Certain Material Legal Proceedings
During the Last Five Years

(1)      In January of 1997,  California  Software Products,
Inc. ("CSPI"), a California Company Bruce Acacio and Carol Conway were CEO and CFO of, respectively, filed for Chapter 11 bankruptcy under the laws of the State of California due to a dispute with a creditor. In October of 1997, that dispute was resolved, and the Company emerged from bankruptcy. No other bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(2) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

Remuneration of Directors and Executive Officers

         The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately three
(3) months. All executive officers of the Company prior to January 12, 1999 did not draw a salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)      Name of Individual            Capacities in Which             Annual
         or Identity of Group       Remuneration was Recorded       Compensation
         --------------------       -------------------------       ------------

         Bruce Acacio                   President and CEO             $180,000

         Carol Conway                          CFO                    $150,000

(2)      Compensation of Directors

         There were no arrangements pursuant to which any director of the Company was compensated for the period from October 28, 1998 to January 12, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers who are already drawing a salary for the management of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  ON JANUARY 12, 1999, THE COMPANY COMPLETED THE ACQUISITION OF APPROXIMATELY $1,628,068 WORTH OF ASSETS AND $702,742 OF LIABILITIES FROM CALIFORNIA SOFTWARE PRODUCTS, INC. ("CSPI") - A CALIFORNIA COMPANY UNDER THE PRINCIPAL CONTROL AND DIRECTION OF BRUCE ACACIO AND CAROL CONWAY - IN EXCHANGE FOR A CONVERTIBLE
NOTE IN THE PRINCIPAL SUM OF $2,250,000, CONVERTIBLE INTO COMMON SHARES OF THE COMPANY ONCE THE COMPANY IS TRADING ON THE OTC-BB(R) OR A SIMILAR MARKET AND BASED UPON THE COMPANY'S TRADING PRICE SIXTY (60) DAYS FOLLOWING THE FIRST DAY OF TRADING OF THE COMPANY'S SHARES WITH A MINIMUM CONVERSION PRICE OF $1.50 PER SHARE.

   MANAGEMENT VALUED CALIFORNIA SOFTWARE PRODUCTS, INC. PRIMARILY BY CONSIDERING THE SUM OF NET BOOK VALUE FOR THE COMPANY ON JANUARY 12, 1999 AND THE EXPECTED EARNINGS FOR THE YEARS 1999 AND 2000 ($2,961,159.92). EXPECTED EARNINGS WERE DETERMINED AS A FUNCTION OF PRIOR EARNINGS AND A PROJECTED GROWTH RATE OF 20 PERCENT. MANAGEMENT THEN DISCOUNTED THIS VALUE TO $2,250,000.00 SO AS TO ACCOUNT FOR LIKELY DIFFERENCES BETWEEN INDUSTRY AVERAGES AND THE COMPANY ITSELF. THIS VALUATION IS BASED ON PROJECTIONS WHICH MAY OR MAY NOT BE REALIZED GIVEN VARIOUS FACTORS WHICH MAY EFFECT ACTUAL RESULTS INCLUDING BUT NOT LIMITED TO CHANGING MACROECONOMIC CONDITIONS, UNFORESEEN EVENTS AND UNACCOUNTED FOR VARIABLES.

  WHILE MANAGEMENT MADE EVERY EFFORT TO ACCURATELY ASSESS THE VALUE OF CSPI FROM AN OBJECTIVE ARMS LENGTH VIEW CONSISTENT WITH A THIRD-PARTY MARKET TRANSACTION, THE TWO ENTITIES ARE IN FACT RELATED. FURTHERMORE, THERE ARE NO READILY IDENTIFIABLE, COMPARABLE, THIRD-PARTY EXAMPLES SUFFICIENT TO DETERMINE THE DEGREE TO WHICH THIS TRANSACTION AND UNDERLYING VALUATION COMPARE TO A MARKET TRANSACTION. FINALLY, MANAGEMENT MAY NOT HAVE THE SPECIFIC FINANCIAL EXPERTISE OR ACCOUNTING SOPHISTICATION OR EXPERIENCE SUFFICIENT TO ARRIVE AT A PRECISE VALUATION. AS SUCH, MANAGEMENT DOES NOT KNOW EXACTLY HOW THIS TRANSACTION AND RELATED VALUATION WOULD COMPARE TO A THIRD PARTY TRANSACTION. IN MANAGEMENT'S VIEW, HOWEVER, THE VALUATION AS DETERMINED IS AN ACCURATE REFLECTION OF THE LIKELY ACTUAL MARKET VALUE OF CALIFORNIA SOFTWARE PRODUCTS, INC. ("CSPI").

     AS STATED PREVIOUSLY IN THIS REGISTRATION STATEMENT, THE COMPANY'S CORPORATE HEADQUARTERS ARE SUB-LEASED THROUGH A SUB-LEASE ARRANGEMENT WITH CALIFORNIA SOFTWARE PRODUCTS, INC. ("CSPI"), A RELATED PARTY FROM WHICH THE COMPANY PURCHASED ALL OUTSTANDING ASSETS AND CONTRACTS ON JANUARY 12, 1999. THE TERMS OF THE SUB-LEASE INCLUDE APPROXIMATELY $0.98 PER SQUARE FOOT PER MONTH ($5,851.40 PER MONTH) FROM OCTOBER 1, 1997 TO MAY 15, 1998, INCREASES TO $1.20 PER SQUARE FOOT PER MONTH ($7,228.20 PER MONTH), FROM JANUARY 12, 1999 THROUGH SEPTEMBER 30, 1999. THE AMOUNT INCREASES TO $1.26 PER SQUARE FOOT PER MONTH ($7,572.40 PER MONTH, FROM OCTOBER 1, 1999 TO SEPTEMBER 30, 2000. THIS SUB-LEASE MIRRORS THE TERMS AND CONDITIONS OF THE UNDERLYING LEASE BETWEEN CSPI AS LESSEE AND RAYSON INC., THE LESSOR, AN UNRELATED, THIRD PARTY. THE SUB-LEASE IS THEREFORE, AN ARMS LENGTH TRANSACTION COMPARABLE TO MARKET RATES AND AS SUCH, MANAGEMENT OF THE COMPANY BELIEVES THAT THE LEASE TO WHICH THE COMPANY IS SUBJECT IS AT MARKET RATES. BECAUSE OF THE DEVELOPMENT
STAGE  NATURE  OF  THE  COMPANY  AND  ITS RELATIVELY  RECENT
INCEPTION, OCTOBER 28, 1998, THE COMPANY HAS NO OTHER RELATIONSHIPS OR TRANSACTIONS.

                                     Part II

Item 1.  Legal Proceedings

         The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.  Market for Common Equity and Related Stockholder Matters

A.       Market Information

(1) The common stock of the Company is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.       Holders

         As of December 21, 1998, the Company had 47 stockholders of record.

C.       Dividend Policy

         The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's
earnings,   financial   condition,   capital requirements and
such other factors as the board may deem relevant.

D.       Reports to Shareholders

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required
to comply  with  periodic   reporting,   proxy   solicitation
and certain other requirements by the Securities Exchange Act of 1934.

E.       Transfer Agent and Registrar

         The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer
Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-
361-3033.

Item 3.  Recent Sale of Unregistered Securities

         On December 7, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 570,900 shares of the Common Stock of the Company to 45 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about December 21, 1998. As of December 21, 1998, the Company has 3,270,900 shares of common stock issued and outstanding held by 47 shareholders of record.

Item 4.  Description of Securities

A.       Common Stock

(1)      Description of Rights and Liabilities of Common
Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on
all matters  submitted  to the vote of   stockholders,
including  the  election  of   directors.   All  voting  is
noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The
Company has not issued stock options as of the date of this Registration Statement.

(2)      Potential  Liabilities  of  Common  Stockholders  to
State  and  Local Authorities

         No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.       Debt Securities

         The Company is not registering any debt securities, nor are any outstanding.

C.       Other Securities To Be Registered

         The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

         The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

         The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses  of a  suit, litigation  or  other  proceedings  which
is  specifically   permissible  under applicable Nevada law. The
Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

         The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

         The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS

THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

a)     CALIFORNIA SOFTWARE CORPORATION FINANCIAL STATEMENTS

       REPORT OF JAMES E. SLAYTON, CPA

       BALANCE SHEET AS OF JANUARY 12, 1999 AND DECEMBER 31, 1998

       STATEMENT  OF  OPERATIONS  FOR THE PERIOD FROM OCTOBER 28,
       1998 THROUGH JANUARY 12, 1999

       STATEMENT OF STOCKHOLDER'S  EQUITY FOR THE PERIOD FROM
       OCTOBER 28, 1998 THROUGH JANUARY 12, 1999

       STATEMENT  OF CASH FLOWS FOR THE PERIOD FROM  OCTOBER 28,
       1998  THROUGH JANUARY 12, 1999

       NOTES TO FINANCIAL STATEMENTS


b) CALIFORNIA SOFTWARE CORPORATION INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDING MARCH 31, 1999

c) CALIFORNIA SOFTWARE CORPORATION PRO-FORMA FINANCIAL STATEMENTS DECEMBER 31, 1998 AND MARCH 31, 1999

d)     CALIFORNIA SOFTWARE CORPORATION ANALYSIS OF CHANGES IN ASSETS,
       LIABILITIES & EQUITY FROM DECEMBER 31, 1998 TO   JANUARY 12, 1999

e)     CALIFORNIA SOFTWARE PRODUCTS, INC. FINANCIAL STATEMENTS

       REPORT OF JAMES E. SLAYTON, CPA

       BALANCE SHEET AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1998

       STATEMENT  OF  OPERATIONS  FOR THE PERIOD FROM DECEMBER
       31, 1998 AND DECEMBER 31, 1997

       STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

       STATEMENT OF CASH FLOWS FOR THE PERIODS ENDING DECEMBER 31, 1998 AND DECEMBER 31, 1997

       NOTES TO FINANCIAL STATEMENTS

f)     CALIFORNIA SOFTWARE CORPORATION CONSOLIDATED
       PRO FORMA FINANCIAL STATEMENTS

       REPORT OF JAMES E. SLAYTON, CPA

       CONSOLIDATED PRO FORMA BALANCE SHEET FOR THREE MONTHS ENDING
       MARCH 31, 1999

       CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1998

       CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS FOR THREE MONTHS ENDED MARCH 31, 1999

       NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

ITEM 2.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS  ON
ACCOUNTING  AND FINANCIAL DISCLOSURE

       NONE -- NOT APPLICABLE.

SECTION F/S 1.a


                 CALIFORNIA SOFTWARE CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)


                      FINANCIAL STATEMENTS
                        DECEMBER 31, 1998
                               AND
                        JANUARY 12, 1999

                        TABLE OF CONTENTS



                                                             PAGE
INDEPENDENT AUDITOR'S REPORT....................              1

BALANCE SHEET...........................                     2-3

STATEMENT OF OPERATIONS.......................                4

STATEMENT OF STOCKHOLDER'S EQUITY...............              5

STATEMENT OF CASH FLOWS.....................                  6

NOTES TO FINANCIAL STATEMENTS..................               7

JAMES E. SLAYTON, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333





BOARD OF DIRECTORS
JANUARY 26, 1999
CALIFORNIA SOFTWARE CORPORATION (THE COMPANY)
LAS VEGAS, NEVADA 89102



     I HAVE AUDITED THE BALANCE SHEET OF CALIFORNIA SOFTWARE CORPORATION (A DEVELOPMENT STAGE COMPANY), AS OF DECEMBER 31, 1998 AND JANUARY 12, 1999, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD OCTOBER 28, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998 AND THE PERIOD ENDED JANUARY 12, 1999. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

     I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENT PRESENTATION. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

     IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF CALIFORNIA SOFTWARE CORPORATION, (A DEVELOPMENT STAGE COMPANY), AT DECEMBER 31, 1998 AND JANUARY 12, 1999, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE PERIOD OCTOBER 28, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998 AND THE PERIOD ENDED JANUARY 12, 1999, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN PREPARED ASSUMING THE COMPANY WILL CONTINUE AS A GOING CONCERN. AS DISCUSSED IN NOTE 3 TO THE FINANCIAL STATEMENTS, THE COMPANY HAS HAD LIMITED OPERATIONS. MANAGEMENT'S PLAN IN REGARD TO THESE MATTERS ARE ALSO DESCRIBED IN NOTE 3.





JAMES E. SLAYTON, CPA
OHIO LICENSE ID# 04-1-15582

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                               BALANCE SHEET
                                   AS AT
                  DECEMBER 31, 1998 AND JANUARY 12, 1999

                                                  JANUARY 12   DECEMBER 31
                                                     1999         1998

     ASSETS

CURRENT ASSETS
CASH                                                  358,115       15,395
MONEY MARKET INVESTMENT ACCOUNT                        80,273            0
ACCOUNTS RECEIVABLE (NET OF RESERVES)                 810,691            0
INVENTORY ON CONSIGNMENT                              192,504            0
INVENTORY (NET OF RESERVES)                           110,094            0
OTHER CURRENT ASSETS                                   22,902            0
DEFERRED TAX BENEFITS                                  22,088            0
                                                  -----------  -----------
TOTAL CURRENT ASSETS                                1,596,667       15,395


PROPERTY AND EQUIPMENT
FURNITURE, FIXTURES AND EQUIPMENT (NET OF              62,315            0
DEPRECIATION)
LEASEHOLD IMPROVEMENTS (NET OF AMORTIZATION)            6,569            0
                                                  -----------  -----------
TOTAL PROPERTY AND EQUIPMENT                           68,884            0

OTHER ASSETS
ORGANIZATION COSTS (NET OF AMORTIZATION)                  324          348
NON-COMPETITION AGREEMENT (NET OF AMORTIZATION)       330,000            0
ACQUIRED TECHNOLOGY (NET OF AMORTIZATION)             345,000            0
DEFERRED TAX BENEFITS                                 243,193            0
GOODWILL                                              384,393            0
                                                  -----------  -----------
TOTAL OTHER ASSETS                                  1,302,928          348


                                                  -----------  -----------
TOTAL ASSETS                                        2,968,479       15,743
                                                  ===========  ===========




              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -2-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                               BALANCE SHEET
                                   AS AT
                  DECEMBER 31, 1998 AND JANUARY 12, 1999

                                                  JANUARY 12   DECEMBER 31
                                                     1999         1998

     LIABILITIES & EQUITY

CURRENT LIABILITIES
ACCOUNTS PAYABLE                                      363,534            0
FEDERAL PAYROLL TAXES PAYABLE                          15,068            0
OTHER TAXES PAYABLE                                     4,369            0
OTHER CURRENT LIABILITIES                              64,412            0
EMPLOYEE BENEFITS PAYABLE                              70,602            0
ACCRUED SALES COMMISSION                               11,201            0
CURRENT PORTION-LONG TERM LIABILITIES                  67,040            0
DEFERRED REVENUE                                       67,020            0
                                                  -----------  -----------
TOTAL CURRENT LIABILITIES                             663,246            0

LONG TERM LIABILITIES
LONG TERM LIABILITIES                                  39,496            0
CONVERTIBLE NOTE PAYABLE                            2,250,000            0
                                                  -----------  -----------
TOTAL LONG TERM LIABILITIES                         2,289,496            0

                                                  -----------  -----------
TOTAL LIABILITIES                                   2,952,742            0


     EQUITY
CAPITAL STOCK                                           3,271        3,271
ADDITIONAL PAID IN CAPITAL                             32,449       32,449
RETAINED EARNINGS (OR DEFICIT) ACCUMULATED DURING   (19,983)     (19,977)
THE DEVELOPMENT STAGE
                                                  -----------  -----------
TOTAL STOCKHOLDER'S EQUITY                             15,737       15,737

     TOTAL LIABILTIES & OWNER'S EQUITY              2,968,479       15,743
                                                  ===========  ===========





              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -3-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
 OCTOBER 28, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998 AND THE PERIOD
                          ENDED JANUARY 12, 1999



                                                  JANUARY 12   DECEMBER 31
                                                     1999         1998
     REVENUE
SERVICES                                                    0            0


     COSTS AND EXPENSES
SELLING, GENERAL AND ADMINISTRATIVE                         0       19,965
AMORTIZATION OF ORGANIZATION COSTS                          6           12
                                                  -----------  -----------

TOTAL COSTS AND EXPENSES                                    6       19,977
                                                  -----------  -----------

NET ORDINARY INCOME OR (LOSS)                             (6)     (19,977)
                                                  ===========  ===========


WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING                                  3,270,900    3,270,900

     NET EARNINGS
     PER SHARE                                         (0.01)       (0.01)




              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -4-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD
 OCTOBER 28, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998 AND THE PERIOD
                          ENDED JANUARY 12, 1999



                                                      DEFICIT
                                                      ACCUMULATED
                                           ADDITIONAL DURING
                        COMMON STOCK       PAID-IN    DEVELOPMENT
                      SHARES     AMOUNT    CAPITAL    STAGE
                     ---------  ---------  ---------- ------------



OCTOBER 28, 1998
ISSUED FOR CASH      2,700,000      2,700       4475

NOVEMBER 16, 1998
ISSUED FOR CASH        570,900        571     27,974


NET LOSS
OCTOBER 28, 1998
(INCEPTION) TO
JANUARY 12, 1999                                        (19,983)
                     ---------  ---------  ---------   ---------


BALANCE AS AT
JANUARY 12, 1999     3,270,900      3,271     32,449    (19,983)
                     =========  =========  =========   =========





              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -5-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF CASH FLOWS
                                FOR PERIOD
 OCTOBER 28, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998 AND THE PERIOD
                          ENDED JANUARY 12, 1999



                                                  JANUARY 12   DECEMBER 31
                                                     1999         1998
CASH FLOWS FROM OPERATING ACTIVITIES
CASH RECEIVED FROM CUSTOMERS                                0            0
                                                  -----------  -----------
NET CASH PROVIDED BY OPERATING                              0            0
ACTIVITIES

CASH PAID TO SUPPLIERS AND EMPLOYEES                        0       19,965
AMORTIZATION OF ORGANIZATION COSTS                        (6)         (12)
                                                  -----------  -----------
CASH DISBURSED FOR OPERATING                              (6)       19,953
ACTIVITIES
                                                  -----------  -----------
NET CASH FLOW USED BY                                       6     (19,953)
OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES
PURCHASE OF PLANT ASSETS                                    0            0
                                                  -----------  -----------
NET CASH USED BY INVESTING ACTIVITIES                       0            0

CASH FLOWS FROM FINANCING ACTIVITIES
PROCEEDS FROM ISSUANCE OF CAPITAL STOCK                     0       35,720

                                                      339,542            0
                                                  -----------  -----------
NET CASH PROVIDED BY FINANCING                        339,542       35,720
ACTIVITIES

NET INCREASE (DECREASE) IN CASH                       339,548       15,767

CASH AND CASH EQUIVALENTS,                            357,733       15,385
JANUARY 12, 1999




              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -6-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                             JANUARY 12, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     THE COMPANY WAS ORGANIZED OCTOBER 28, 1998 (DATE OF INCEPTION) UNDER THE LAWS OF THE STATE OF NEVADA, AS CALIFORNIA SOFTWARE CORPORATION (THE COMPANY).

     ON OCTOBER 31, 1998, THE COMPANY ISSUED 2,700,000 SHARES OF ITS $0.001 PAR VALUE COMMON STOCK FOR $7,175 TO THE TWO FOUNDING SHAREHOLDERS. THE CONSIDERATION PAID FOR THE COMMON STOCK REPRESENTS $2,800 DEPOSITED INTO THE COMPANY'S NEW BANK ACCOUNT AND THE SUBSEQUENT CANCELLATION OF A LOAN OWED BY THE COMPANY. THE CANCELED LOAN WAS OWED TO THE TWO FOUNDING SHAREHOLDERS FOR CORPORATE CONSULTING AND INCORPORATION COSTS PAID FOR BY THESE SHAREHOLDERS ON BEHALF OF THE COMPANY IN THE AMOUNT OF $4,375.

     ON NOVEMBER 16, 1998, THE COMPANY COMPLETED A PUBLIC OFFERING THAT WAS EXEMPT FROM FEDERAL REGULATION PURSUANT TO REGULATION D, RULE 504 OF THE SECURITIES ACT OF 1933, AS AMENDED. THE COMPANY SOLD 570,900 SHARES OF COMMON STOCK AS A PRICE OF $.05 PER SHARE FOR A TOTAL AMOUNT RAISED OF $28,545.

     ON JANUARY 12, 1999, THE COMPANY EFFECTUATED THE ASSET PURCHASE OF CALIFORNIA SOFTWARE PRODUCTS, INC. (CSPI), A CALIFORNIA CORPORATION. THE COMPANY COMPLETED THE ACQUISITION OF $1,628,068 WORTH OF ASSETS AND $702,742 OF LIABILITIES FROM CALIFORNIA SOFTWARE PRODUCTS INC.- A CALIFORNIA COMPANY IN A SIMILAR LINE OF BUSINESS AS THE COMPANY - IN EXCHANGE FOR A CONVERTIBLE NOTE IN THE PRINCIPLE SUM OF $2,250,000 - CONVERTIBLE INTO COMMON SHARES OF THE COMPANY ONCE THE COMPANY IS TRADING ON THE OTC-BB OR A SIMILAR MARKET AND BASED ON THE TRADING PRICE SIXTY (60) DAYS FOLLOWING THE FIRST DAY OF TRADING OF THE COMPANY'S SHARES ON A RECOGNIZED PUBLIC EXCHANGE WITH A MINIMUM CONVERSION RATE OF $1.50 PER SHARE. (SEE ATTACHED SUMMARY OF ASSETS PURCHASED AND LIABILITIES ASSUMED)

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     ACCOUNTING POLICIES AND PROCEDURES HAVE NOT BEEN DETERMINED EXCEPT AS
FOLLOWS:

     1.   THE COMPANY USES THE ACCRUAL METHOD OF ACCOUNTING.

     2. THE COST OF ORGANIZATION, $360, IS BEING AMORTIZED OVER A PERIOD OF 60 MONTHS (OCTOBER 28, 1998 THROUGH OCTOBER 27, 2003).

     3. EARNINGS PER SHARE IS COMPUTED USING THE WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING.

     4. THE COMPANY HAS NOT YET ADOPTED ANY POLICY REGARDING PAYMENT OF DIVIDENDS. NO DIVIDENDS HAVE BEEN PAID SINCE INCEPTION.

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                             JANUARY 12, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

     5. THE COMPANY ACQUIRED GOODWILL IN THE AMOUNT OF $384,393 AS A RESULT OF THE ASSET PURCHASE AGREEMENT OF JANUARY 12, 1999. MANAGEMENT OF THE COMPANY HAS CHOSEN TO AMORTIZE THIS GOODWILL OVER A PERIOD OF 5 YEARS USING THE STRAIGHT LINE METHOD. GOODWILL IMPAIRMENT WILL BE RECOGNIZED WHEN INCURRED OR ACQUIRED.

     6. THE CONVERTIBLE NOTE ASSOCIATED WITH THE ASSET PURCHASE AGREEMENT MAY EFFECT FUTURE EARNINGS PER SHARE. IT IS UNDETERMINED AT THIS TIME AS TO WHETHER THERE WILL BE A DILUTIVE OR ANTIDILUTIVE EFFECT ON EARNINGS PER SHARE. THIS SHALL BE DETERMINED WHEN THE CONVERSION CONDITIONS ARE MET.

     7.   THE FISCAL YEAR OF THE COMPANY ENDS ON DECEMBER 31ST.

     8.   THE STATEMENT OF CASH FLOWS WAS PREPARED PER SFAS 95.

     9. THE MONEY MARKET INVESTMENT ACCOUNT IS AN INTEREST BEARING MONEY FUNDS ACCOUNT WITH BANK OF AMERICA. THE ACCOUNT IS REPORTED AT COST. MARKET FLUCTUATIONS ARE INSIGNIFICANT AND GAINS OR (LOSSES) ARE REPORTED WHEN REALIZED.

     10. ACCOUNTS RECEIVABLE AND INVENTORY ARE REPORTED NET OF RESERVES. THE COMPANY REPORTS INVENTORY USING THE COST BASIS PRICING METHOD. THE COMPANY HAS RESERVE FOR RETURNED PRODUCTS IN THE AMOUNT OF $42,622, RESERVE FOR BAD DEBTS IN THE AMOUNT OF $12,185 AND INVENTORY RESERVE IN THE AMOUNT OF $1,001.

     11. THE COMPANY REPORTS RESEARCH AND DEVELOPMENT COSTS AS INCURRED FOR EACH PERIOD AN INCOME STATEMENT IS ISSUED. THE COMPANY DID NOT INCUR ANY RESEARCH & DEVELOPMENT COSTS DURING 1998 AND IN THE PERIOD JANUARY 1,1999 THROUGH JANUARY 12, 1999.

     12. THE COMPANY REPORTS TAX EXPENSE AND DEFERRALS AS INCURRED FOR EACH PERIOD AN INCOME STATEMENT IS ISSUED. THE COMPANY DID NOT INCUR ANY TAX EXPENSE DURING 1998 AND IN THE PERIOD JANUARY 1, 1999 THROUGH JANUARY 12, 1999.

     13. THE COMPANY IS ACCOUNTING FOR THE ASSETS PURCHASE AGREEMENT AS A BUSINESS COMBINATION USING THE PURCHASE METHOD OF ACCOUNTING PER APB 16.

     14.  THE COMPANY REPORTS ITS PROPERTY AND EQUIPMENT AT COST.

     15. THE COMPANY USES THE ACCRUAL BASIS OF ACCOUNTING FOR REVENUE RECOGNITION, RECORDING REVENUES WHEN AN EXCHANGE HAS TAKEN PLACE.

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                             JANUARY 12, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

     16. OTHER IDENTIFIABLE ASSETS FROM THE ASSET PURCHASE AGREEMENT INCLUDE A NON-COMPETITION AGREEMENT AT $330,000. THIS ASSET WILL BE DEPRECIATED ON THE STRAIGHT LINE BASIS OVER A PERIOD OF 60 MONTHS FROM JANUARY 13, 1999 TO JANUARY 12, 2004, THE PERIOD OF THE NON-COMPETE AGREEMENT. ACQUIRED TECHNOLOGY INCLUDES THE COMPUTER HARDWARE COMPONENTS AND SOFTWARE. THIS ASSET HAS BEEN VALUED AT $345,000 AND WILL BE DEPRECIATED OVER THE 60 MONTHS, THE ESTIMATED USEFUL LIFE OF THE TECHNOLOGY. THERE WAS NO IN-PROCESS TECHNOLOGY FROM JANUARY 1, 1999 TO JANUARY 12, 1999. THESE VALUES WERE DETERMINED BY MANAGEMENT. DEFERRED TAX BENEFITS WERE DETERMINED AT THE STATUTORY RATE. CURRENT DEFERRED TAX BENEFITS RECORDED ARE $22,088. NON-CURRENT DEFERRED TAX BENEFITS RECORDED ARE $243,193.

     17. THE COMPANY HAS COMMENCED OPERATIONS AND WILL NOT BE CONSIDERED A DEVELOPMENT STAGE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31,1999. THE COMPANY WAS A DEVELOPMENT STAGE COMPANY IN PRIOR PERIODS. COMPARATIVE FINANCIAL STATEMENTS FOR PRIOR YEARS WILL BE PRESENTED IN THE FISCAL YEAR REPORTS.

NOTE 3 - GOING CONCERN

     THE COMPANY'S FINANCIAL STATEMENTS ARE PREPARED USING THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPLICABLE TO A GOING CONCERN, WHICH CONTEMPLATES THE REALIZATION OF ASSETS AND LIQUIDATION OF LIABILITIES IN THE NORMAL COURSE OF BUSINESS. AS A RESULT OF THE ASSET PURCHASE AGREEMENT OF JANUARY 12, 1999, THE COMPANY ASSUMED CONTINUING CONTRACTS WHICH PROVIDE A REVENUE STREAM. BASED ON CURRENT ACTIVITY LEVELS FOR OPERATIONS, THE COMPANY ESTIMATES ITS OPERATING FUNDS REQUIREMENT FOR THE TWELVE MONTHS ENDING JANUARY 11, 2000 TO BE $2,105,312.00. SOURCES FOR THESE FUNDS WILL BE OPERATIONS. BASED ON CURRENT LEVELS FOR OPERATIONS OF THE ACQUIRED COMPANY AND ITS CONTRACTS, FUNDS PROVIDED BY OPERATIONS FOR THE TWELVE MONTHS ENDING JANUARY 11, 2000 ARE ESTIMATED TO BE $2,913,412.00.

NOTE 4 - RELATED PARTY TRANSACTION

     THE OFFICERS AND DIRECTORS OF THE COMPANY ARE INVOLVED IN OTHER BUSINESS ACTIVITIES AND MAY, IN THE FUTURE, BECOME INVOLVED IN OTHER BUSINESS OPPORTUNITIES. IF A SPECIFIC BUSINESS OPPORTUNITY BECOMES AVAILABLE, SUCH PERSONS MAY FACE A CONFLICT IN SELECTING BETWEEN THE COMPANY AND THEIR OTHER BUSINESS INTERESTS. THE COMPANY HAS NOT FORMULATED A POLICY FOR THE RESOLUTION OF SUCH CONFLICTS.

NOTE 5 - WARRANTS AND OPTIONS

     THERE ARE NO WARRANTS OR OPTIONS OUTSTANDING TO ACQUIRE ANY ADDITIONAL SHARES OF COMMON STOCK.

     THERE IS CONVERTIBLE DEBT OF $2,250,000 WHICH MAY BE CONVERTED AFTER THE STOCK OF THE COMPANY TRADES FOR SIXTY DAYS ON A RECOGNIZED PUBLIC EXCHANGE WITH A MINIMUM CONVERSION RATE OF $1.50 PER SHARE. THERE ARE NO SHARES OF STOCK RESERVED FOR PAYMENT OF THE NOTE. THE NOTE MAY ONLY BE EXCHANGED FOR COMMON STOCK OF THE COMPANY AND THE CONVERTIBLE DEBT IS SECURED BY THE ASSETS PURCHASED FROM CALIFORNIA SOFTWARE PRODUCTS, INC.

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                             JANUARY 12, 1999

NOTE 6 - LONG TERM OBLIGATIONS

     THE COMPANY HAS LONG TERM SEPARATION AGREEMENTS.

                   TOTAL    MONTHLY    AS AT      AS AT      AS AT      AS AT
                  DEBT AS   PAYMENT    12/31/97   12/31/98   12/31/99   12/31/00
                    AT
                 12/31/97

ROBERT WAY
TERMINATION      $2,337.00  $194.75    $2,142.25  $194.75     $0.00     $0.00
LIZ RICHELL      $58,237.05 $3,054.86  $36,853.03 $21,384.02  $0.00     $0.00
PETER WARKENTON  $45,961.95 $2,337.06  $28,044.72 $17,917.23  $0.00     $0.00
                 ---------- ---------  ---------- ---------- --------- ---------
                $106,536.00 $5,586.67 $106,536.00 $39,496.00  $0.00     $0.00

     THE COMPANY ASSUMED A THREE YEAR LEASE AGREEMENT WITH RAYSON, INC. ENDING SEPTEMBER 30, 2000. THE MONTHLY RENT IS $7,228.20 FROM MAY 15, 1998 TO SEPTEMBER 30, 1999 AND WILL INCREASE TO $7,572.40 FOR THE PERIOD OCTOBER 1, 1999 TO SEPTEMBER 30, 2000. THE TOTAL OFFICE RENT EXPENSE REPORTED FOR 1998 WAS $0.00. THE TOTAL OFFICE RENT FOR THE PERIOD JANUARY 1, 1999 TO JANUARY 12, 1999 WAS $0.00.



                                   -10-
END SECTION F/S 1.a

SECTION F/S 1.b



                 CALIFORNIA SOFTWARE CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)


                             INTERIM
                      FINANCIAL STATEMENTS
                      FOR THE PERIOD ENDING
                         MARCH 31, 1999

                        TABLE OF CONTENTS



                                                             PAGE
COMPILATION REPORT............................                1

BALANCE SHEET..............................                  2-3

STATEMENT OF OPERATIONS.......................                4

STATEMENT OF CASH FLOWS.....................                  5

NOTES TO FINANCIAL STATEMENTS..................               6

JAMES E. SLAYTON, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333





BOARD OF DIRECTORS
JUNE 11, 1999
CALIFORNIA SOFTWARE CORPORATION (THE COMPANY)
LAS VEGAS, NEVADA 89102



     I HAVE COMPILED THE BALANCE SHEET OF CALIFORNIA SOFTWARE CORPORATION (A DEVELOPMENT STAGE COMPANY), FOR THE INTERIM PERIOD ENDING MARCH 31, 1999, AND THE RELATED STATEMENTS OF OPERATIONS AND CASH FLOWS FOR THE PERIOD JANUARY 1, 1999 TO MARCH 31, 1999 IN ACCORDANCE WITH STANDARDS ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS.

     A COMPILATION IS LIMITED TO PRESENTING IN THE FORM OF FINANCIAL STATEMENTS INFORMATION THAT IS THE REPRESENTATION OF MANAGEMENT. WE HAVE NOT AUDITED OR REVIEWED THE ACCOMPANYING FINANCIAL STATEMENTS AND, ACCORDINGLY, DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM.





JAMES E. SLAYTON, CPA
OHIO LICENSE ID# 04-1-15582

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                               BALANCE SHEET
                                   AS AT
                     MARCH 31, 1999 AND DECEMBER 31, 1998

                                                   MARCH 31     DEC 31
                                                     1999         1998
                                                  -----------  -----------
     ASSETS

CURRENT ASSETS
CASH                                                   19,824     15395.00
MONEY MARKET INVESTMENT ACCOUNT                       248,129            0
ACCOUNTS RECEIVABLE (NET OF RESERVES)               1,288,430            0
INVENTORY ON CONSIGNMENT                               66,926            0
INVENTORY (NET OF RESERVES)                           110,095            0
OTHER CURRENT ASSETS                                   22,004            0
DEFERRED TAX BENEFITS                                  22,088            0
                                                  -----------  -----------
TOTAL CURRENT ASSETS                                1,777,496     15395.00


PROPERTY AND EQUIPMENT
FURNITURE, FIXTURES AND EQUIPMENT (NET OF              52,401            0
DEPRECIATION)
LEASEHOLD IMPROVEMENTS (NET OF AMORTIZATION)            9,925            0
                                                  -----------  -----------
TOTAL PLANT AND EQUIPMENT                              62,326            0

OTHER ASSETS
ORGANIZATION COSTS (NET OF AMORTIZATION)                  324       348.00
NON-COMPETITION AGREEMENT (NET OF AMORTIZATION)       313,500            0
ACQUIRED TECHNOLOGY (NET OF AMORTIZATION)             327,750            0
DEFERRED TAX BENEFITS                                 243,193            0
GOODWILL                                              365,173            0
                                                  -----------  -----------
TOTAL OTHER ASSETS                                  1,249,940       348.00

                                                  -----------  -----------
TOTAL ASSETS                                        3,089,762     15743.00
                                                  ===========  ===========




              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -2-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                               BALANCE SHEET
                                   AS AT
                     MARCH 31, 1999 AND DECEMBER 31, 1998

                                                   MARCH 31     DEC 31
                                                     1999         1998

     LIABILITIES & EQUITY

CURRENT LIABILITIES
ACCOUNTS PAYABLE                                      377,685            0
FEDERAL PAYROLL TAXES PAYABLE                          20,565            0
OTHER TAXES PAYABLE                                    10,884            0
OTHER CURRENT LIABILITIES                              29,029            0
EMPLOYEE BENEFITS PAYABLE                             100,168            0
ACCRUED SALES COMMISSION                                9,373            0
DEFERRED REVENUE                                       67,020            0
                                                  -----------  -----------
TOTAL CURRENT LIABILITIES                             614,724            0

LONG TERM LIABILITIES
LONG TERM LIABILITIES                                  39,496            0
CONVERTIBLE NOTE PAYABLE                            2,250,000            0
                                                  -----------  -----------
TOTAL LONG TERM LIABILITIES                         2,289,496            0

                                                  -----------  -----------
TOTAL LIABILITIES                                   2,904,220            0


     EQUITY
CAPITAL STOCK                                           3,271      3271.00
ADDITIONAL PAID IN CAPITAL                             32,449     32449.00
RETAINED EARNINGS (OR DEFICIT) ACCUMULATED DURING    149,822     (19977.00)
THE DEVELOPMENT STAGE
                                                  -----------  -----------
TOTAL STOCKHOLDER'S EQUITY                            185,542     15743.00

     TOTAL LIABILTIES & OWNER'S EQUITY              3,089,762     15743.00
                                                  ===========  ===========






              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -3-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
                     JANUARY 1, 1999 TO MARCH 31, 1999


                                                                PREDECESSOR
                                                                INFORMATION

                                                   THREE        THREE
                                                   MONTHS       MONTHS
                                                   ENDING       ENDING
                                                   MARCH 31,    MARCH 31,
                                                   1999         1998
     REVENUE
NET SALES                                             823,937   782,121.00

COST OF GOODS SOLD                                     10,014    68,911.00
                                                  -----------  -----------
GROSS PROFIT                                          813,923   713,210.00



     COSTS AND EXPENSES
WAGES AND SALARIES                                    287,092   211,107.00
SELLING, GENERAL AND ADMINISTRATIVE                   304,038   263,387.00
AMORTIZATION OF INTANGIBLE ASSETS                      52,988         0.00
                                                  -----------  -----------
                 TOTAL COSTS AND EXPENSES             644,118   474,494.00
                                                  -----------  -----------

                 NET ORDINARY INCOME OR (LOSS)        169,805   238,716.00
                 BEFORE INCOME TAXES

                 PROVISION FOR INCOME TAX                   0            0
                                                  -----------  -----------

                 NET ORDINARY INCOME OR (LOSS)        169,805   238,716.00
                 AFTER INCOME TAXES
                                                  ===========  ===========

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING                                  3,270,900    3,270,900

     NET EARNINGS
     PER SHARE                                           0.05         0.07





              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -4-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF CASH FLOWS
                                FOR PERIOD
                     JANUARY 1, 1999 TO MARCH 31, 1999


                                                                PREDECESSOR
                                                                INFORMATION

                                                   THREE        THREE
                                                   MONTHS       MONTHS
                                                   ENDING       ENDING
                                                   MARCH 31,    MARCH 31,
                                                   1999         1998
CASH FLOWS FROM OPERATING ACTIVITIES
CASH RECEIVED FROM CUSTOMERS                          444,072   559,925.00
INTEREST RECEIVED                                           0            0
                                                  -----------  -----------
CASH PAID TO SUPPLIERS AND EMPLOYEES                  533,852   531,832.00
                                                  -----------  -----------

CASH DISBURSED FOR OPERATING                          533,852   538,436.00
ACTIVITIES
                                                  -----------  -----------
NET CASH FLOW PROVIDED BY                            (89,780)    21,489.00
OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES
  PURCHASE OF PLANT ASSETS                                  0            0
                                                  -----------  -----------
NET CASH USED BY INVESTING                                  0            0
ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
PROCEEDS FROM ISSUANCE OF STOCK                        35,720            0

CASH AND CASH EQUIVALENTS TRANSFERRED                 105,395
TO CALIFORNIA SOFTWARE CORPORATION AS
A RESULT OF THE ASSET PURCHASE AGREEMENT

PAYMENTS ON LONG TERM OBLIGATIONS                      16,371            0
                                                  -----------  -----------
               NET CASH USED BY FINANCING             124,744            0
               ACTIVITIES

               NET INCREASE (DECREASE) IN CASH         34,964    21,489.00

CASH AND CASH EQUIVALENTS BALANCE                                27,540.00
AT JANUARY 1, 1998

CASH AND CASH EQUIVALENTS BALANCE                     232,989
AT JANUARY 1, 1999

NET INCREASE (DECREASE) IN CASH                        34,964    21,489.00
                                                   =======================
CASH AND CASH EQUIVALENTS BALANCE AT END OF PERIOD    267,953    49,029.00



              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -5-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                              MARCH 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     THE COMPANY WAS ORGANIZED OCTOBER 28, 1998 (DATE OF INCEPTION) UNDER THE LAWS OF THE STATE OF NEVADA, AS CALIFORNIA SOFTWARE CORPORATION (THE COMPANY).

     ON OCTOBER 31, 1998, THE COMPANY ISSUED 2,700,000 SHARES OF ITS $0.001 PAR VALUE COMMON STOCK FOR $7,175 TO THE TWO FOUNDING SHAREHOLDERS. THE CONSIDERATION PAID FOR THE COMMON STOCK REPRESENTS $2,800 DEPOSITED INTO THE COMPANY'S NEW BANK ACCOUNT AND THE SUBSEQUENT CANCELLATION OF A LOAN OWED BY THE COMPANY. THE CANCELED LOAN WAS OWED TO THE TWO FOUNDING SHAREHOLDERS FOR CORPORATE CONSULTING AND INCORPORATION COSTS PAID FOR BY THESE SHAREHOLDERS ON BEHALF OF THE COMPANY IN THE AMOUNT OF $4,375.

     ON NOVEMBER 16, 1998, THE COMPANY COMPLETED A PUBLIC OFFERING THAT WAS EXEMPT FROM FEDERAL REGULATION PURSUANT TO REGULATION D, RULE 504 OF THE SECURITIES ACT OF 1933, AS AMENDED. THE COMPANY SOLD 570,900 SHARES OF COMMON STOCK AS A PRICE OF $.05 PER SHARE FOR A TOTAL AMOUNT RAISED OF $28,545.

     ON JANUARY 12, 1999, THE COMPANY EFFECTUATED THE ASSET PURCHASE OF CALIFORNIA SOFTWARE PRODUCTS, INC. (CSPI), A CALIFORNIA CORPORATION. THE COMPANY COMPLETED THE ACQUISITION OF $1,628,068 WORTH OF ASSETS AND $702,742 OF LIABILITIES FROM CALIFORNIA SOFTWARE PRODUCTS INC.- A CALIFORNIA COMPANY IN A SIMILAR LINE OF BUSINESS AS THE COMPANY - IN EXCHANGE FOR A CONVERTIBLE NOTE IN THE PRINCIPLE SUM OF $2,250,000 - CONVERTIBLE INTO COMMON SHARES OF THE COMPANY ONCE THE COMPANY IS TRADING ON THE OTC-BB OR A SIMILAR MARKET AND BASED ON THE TRADING PRICE SIXTY (60) DAYS FOLLOWING THE FIRST DAY OF TRADING OF THE COMPANY'S SHARES ON A RECOGNIZED PUBLIC EXCHANGE WITH A MINIMUM CONVERSION RATE OF $1.50 PER SHARE. (SEE ATTACHED SUMMARY OF ASSETS PURCHASED AND LIABILITIES ASSUMED)

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have been determined as follows:

     1.  The Company uses the accrual method of accounting.

     2. The cost of organization, $360.00, is being amortized over a period of 60 months (October 28, 1998 through October 27, 2003.)

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                 California Software Corporation
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         March 31, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES(continued)

     5. The Company acquired Goodwill in the amount of $384,393.00 as a result of the Asset Purchase Agreement of January 12, 1999. Management of the Company has chosen to amortize this Goodwill over a period of 5 years using the straight line method. Goodwill impairment will be recognized when incurred or acquired.

     6.  The convertible note associated with the Asset Purchase
         Agreement may effect future earnings per share. It is undetermined at this time as to whether this effect will be dilutive or antidilutive on earnings per share. This shall be determined when the conversion conditions are met.

     7.  The fiscal year of the Company ends on December 31st.

     8.  The statement of cash flows was prepared per SFAS 95.

     9. The money market investment account is an interest bearing money funds account with Bank of America. The account is reported at cost. Market fluctuations are insignificant and gains or (losses) are reported when realized.

    10.  Accounts receivable and Inventory are reported net
         of reserves.  The Company reports its inventory using the cost
         basis pricing  method.   The Company has Reserve for Returned
         Products in the amount of $78,927.00, Reserve for Bad Debts in the amount of $29,422.00 and Inventory Reserve in the amount of $1001.00.

    11. The Company reports Research and Development costs as incurred for each period an income statement is issued.

    12. The Company reports tax expense and deferrals as incurred for each period an income statement is issued.

    13.  The Company is accounting for the Asset purchase
         Agreement as a business combination using the purchase method of accounting per APB 16.

     14.  The company reports its property and equipment at cost.

     15. The company uses the accrual basis of accounting for revenue recognition, recording revenues when an exchange has taken place.

                  California Software Corporation
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                          March 31, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES(continued)

     16.   Other  identifiable  assets  from  the  asset  purchase
           agreement include a non-competition agreement at $330,000.00. This asset will be depreciated on the straight line basis over a period of 60 months from January 13, 1999 to January 12, 2004, the period of the non-compete agreement. Acquired technology includes computer hardware components and software. This asset has been valued $345,000.00 and will be depreciated over the 60 months, the estimated useful life of the acquired technology. These values were determined by management. Deferred tax benefits were determined at the statutory tax rate. Current deferred tax benefits recorded are $22,088.00. Non-current deferred tax benefits recorded are $243,193.00.

     17. The Company has commenced operations and will not be considered a Development Stage Company for the fiscal year ended December 31, 1999. The Company was a Development Stage Company in prior periods. Comparative financial statements for prior years will be presented in the fiscal year end reports.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As a result of the asset purchase agreement of January 12, 1999, the Company has continuing contracts which provide a revenue stream. See attached statement from management. Based on current activity levels for operations, the Company estimates it operating funds requirement for the twelve months ending March 31, 2000 to be $2,259,500.00. Sources for these funds will be operations. Based on current levels for operations, funds provided by operations for the twelve months ending March 31, 2000 are estimated to be $3,055,120.00.

NOTE 4 - RELATED PARTY TRANSACTION

        The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

     There is convertible debt of $2,250,000 which may be converted after the stock of the Company trades for sixty days on a recognized public exchange when the stock is trading for $1.50 or more. There are no shares of stock reserved for payment of the note. The note may only be exchanged for common stock of the Company and the convertible debt is secured by the assets purchased from California Software Products, Inc.

                  California Software Corporation
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                          March 31, 1999

NOTE 6 - LONG TERM OBLIGATIONS

     THE COMPANY HAS LONG TERM SEPARATION AGREEMENTS.

                   TOTAL    MONTHLY    AS AT      AS AT      AS AT
                  DEBT AS   PAYMENT    12/31/97   12/31/98   3/31/99
                    AT
                 12/31/97
                ----------- ---------  ---------- ---------- ----------
ROBERT WAY
TERMINATION      $2,337.00  $194.75    $2,142.25  $194.75    $0.00
LIZ RICHELL      $58,237.05 $3,054.86  $36,853.03 $21,384.02 $12,219.44
PETER WARKENTON  $45,961.95 $2,337.06  $28,044.72 $17,917.23 $10,906.05
                ----------- ---------  ---------- ---------- ----------
                $106,536.00 $5,586.67 $106,536.00 $39,496.00 $23,125.49

The Company assumed a three year lease agreement with Rayson, Inc. ending September 30, 2000. The monthly rent is $7,228.20 to September 30, 1999 and will increase to $7,572.40 for the period
October 1, 1999- September 30, 2000. The total office rent for the period January 1 - March 31, 1999 was $21,684.

NOTE 7 - INTERIM STATEMENTS

     The Company has prepared balance sheet and statements of operations for the period ending March 31, 1999. Historical costs for California Software Products, Inc. are reflected as of January 12, 1999. Historical California Software Corporation historical data and items recorded as a result of the asset purchase agreement are contained in the following table.



                               TABLE I
CURRENT ASSETS              -----------    -------------
Cash                          15,395.00

Deferred Tax                       0.00        22,088.00
Benefits

OTHER ASSETS
Non-Competition              330,000.00
Agreement

Acquired                     345,000.00
Technology

Deferred Tax                 243,193.00
Benefits

Goodwill                     384,393.00
                           ------------    ------------
Total Other                1,302,928.00
Assets

LIABILITIES

Convertible                2,250,000.00     2,250,000.00
Note Payable

STATEMENT OF OPERATIONS
Selling, General              19,965.00
and Administrative

Amortization of Intangible    52,988.00
Assets
                           ============    =============

                  California Software Corporation
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                          March 31, 1999


NOTE 8 - CASH FLOW STATEMENT

For comparative purposes, the Company's cash flow statement contains historical data from California Software Products, Inc. The March 31, 1998 statement is comprised entirely of California Software Products, Inc. historical data. The March 31, 1999 statement beginning balance of $232,989.00 is historical data of California Software Products, Inc.

END SECTION F/S 1.b

SECTION F/S 1.c


                 CALIFORNIA SOFTWARE CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)


                            PRO FORMA
                      FINANCIAL STATEMENTS
                        DECEMBER 31, 1998
                               AND
                         MARCH 31, 1999

                        TABLE OF CONTENTS



                                                             PAGE
PRO FORMA COMPILATION REPORT..................                1

BALANCE SHEET...........................                      2

STATEMENT OF OPERATIONS........................               3

NOTES TO FINANCIAL STATEMENTS.................               4-7

JAMES E. SLAYTON, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333





BOARD OF DIRECTORS                                JUNE 11, 1999
CALIFORNIA SOFTWARE CORPORATION (THE COMPANY)
LAS VEGAS, NEVADA 89102



     I HAVE COMPILED THE PRO FORMA BALANCE SHEET OF CALIFORNIA SOFTWARE CORPORATION (A DEVELOPMENT STAGE COMPANY), AS OF DECEMBER 31, 1998 AND MARCH 31, 1999, AND THE RELATED STATEMENTS OF OPERATIONS AND CASH FLOWS FOR THE PERIOD ENDING MARCH 31, 1999 AND THE YEAR ENDED DECEMBER 31, 1998 IN ACCORDANCE WITH STANDARDS ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS.

     A COMPILATION IS LIMITED TO PRESENTING IN THE FORM OF FINANCIAL STATEMENTS INFORMATION THAT IS THE REPRESENTATION OF MANAGEMENT. WE HAVE NOT AUDITED OR REVIEWED THE ACCOMPANYING FINANCIAL STATEMENTS AND, ACCORDINGLY, DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM.





JAMES E. SLAYTON, CPA
OHIO LICENSE ID# 04-1-15582

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                               BALANCE SHEET
                                   AS AT
                              MARCH 31, 1999

                                                   MARCH 31    DECEMBER 31
                                                     1999         1998

     ASSETS

CURRENT ASSETS
CASH                                                  267,953      248,384
ACCOUNTS RECEIVABLE (NET OF RESERVES)               1,288,430      794,614
INVENTORY ON CONSIGNMENT                               66,926      192,504
INVENTORY (NET OF RESERVES)                           110,095      110,094
OTHER CURRENT ASSETS                                   22,004       15,354
DEFERRED TAX BENEFITS                                       0       22,088
                                                  -----------  -----------
TOTAL CURRENT ASSETS                                1,755,408    1,383,038


PLANT AND EQUIPMENT
PLANT AND EQUIPMENT (LESS DEPRECIATION)                62,326       68,884
                                                  -----------  -----------
TOTAL PLANT AND EQUIPMENT                              62,326       68,884

OTHER ASSETS
ORGANIZATION COSTS (NET OF AMORTIZATION)                  324          342
NON-COMPETITION AGREEMENT (NET OF AMORTIZATION)       247,500      264,000
ACQUIRED TECHNOLOGY (NET OF AMORTIZATION)             258,750      276,000
DEFERRED TAX BENEFITS                                 207,547      243,193
GOODWILL                                              288,294      307,514
                                                  -----------  -----------
TOTAL OTHER ASSETS                                  1,002,415    1,091,049


                                                  -----------  -----------
TOTAL ASSETS                                        2,820,149    2,542,971
                                                  ===========  ===========


LIABILITIES & EQUITY

CURRENT LIABILITIES                                   614,724      560,136

LONG TERM LIABILITIES
LONG TERM LIABILITIES                                  39,496       39,496
CONVERTIBLE NOTE PAYABLE                            2,250,000    2,250,000

                                                  -----------  -----------
TOTAL LONG TERM LIABILITIES                         2,289,496    2,289,496


EQUITY
CAPITAL STOCK                                           3,271        3,271
ADDITIONAL PAID IN CAPITAL                             32,449       32,449
RETAINED EARNINGS (OR DEFICIT) ACCUMULATED DURING  (119,791)    (342,381)
THE DEVELOPMENT STAGE
                                                  -----------  -----------
TOTAL STOCKHOLDER'S EQUITY                           (84,071)    (306,661)

TOTAL LIABILTIES & OWNER'S EQUITY                   2,820,149    2,542,971
                                                  ===========  ===========

              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -2-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
                   JANUARY 1, 1998 TO DECEMBER 31, 1998
                                    AND
                     THREE MONTHS ENDED MARCH 31, 1999



                                                   MARCH 31    DECEMBER 31
                                                     1999         1998
     REVENUE
NET SALES                                             823,937    3,575,933

COST OF GOODS SOLD                                     10,014      234,211
                                                  -----------  -----------
GROSS PROFIT                                          813,923    3,341,722



     COSTS AND EXPENSES
SELLING, GENERAL AND ADMINISTRATIVE                   591,130    2,570,569
AMORTIZATION OF INTANGIBLE ASSETS                      52,988      211,952
                 TOTAL COSTS AND EXPENSES             644,118    2,782,521
                                                  -----------  -----------
                 NET ORDINARY INCOME OR (LOSS)        169,805      559,201
                 BEFORE INCOME TAXES

                 PROVISION FOR INCOME TAX                   0            0
                                                  -----------  -----------
                 NET ORDINARY INCOME OR (LOSS)        169,805      559,201
                 AFTER INCOME TAXES
                                                  ===========  ===========

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING                                  3,270,900    3,270,900

     NET EARNINGS
     PER SHARE                                           0.05         0.17




              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -3-

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND MARCH 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     THE COMPANY WAS ORGANIZED OCTOBER 28, 1998 (DATE OF INCEPTION) UNDER THE LAWS OF THE STATE OF NEVADA, AS CALIFORNIA SOFTWARE CORPORATION (THE COMPANY).

     ON OCTOBER 31, 1998, THE COMPANY ISSUED 2,700,000 SHARES OF ITS $0.001 PAR VALUE COMMON STOCK FOR $7,175 TO THE TWO FOUNDING SHAREHOLDERS. THE CONSIDERATION PAID FOR THE COMMON STOCK REPRESENTS $2,800 DEPOSITED INTO THE COMPANY'S NEW BANK ACCOUNT AND THE SUBSEQUENT CANCELLATION OF A LOAN OWED BY THE COMPANY. THE CANCELED LOAN WAS OWED TO THE TWO FOUNDING SHAREHOLDERS FOR CORPORATE CONSULTING AND INCORPORATION COSTS PAID FOR BY THESE SHAREHOLDERS ON BEHALF OF THE COMPANY IN THE AMOUNT OF $4,375.

     ON NOVEMBER 16, 1998, THE COMPANY COMPLETED A PUBLIC OFFERING THAT WAS EXEMPT FROM FEDERAL REGULATION PURSUANT TO REGULATION D, RULE 504 OF THE SECURITIES ACT OF 1933, AS AMENDED. THE COMPANY SOLD 570,900 SHARES OF COMMON STOCK AS A PRICE OF $.05 PER SHARE FOR A TOTAL AMOUNT RAISED OF $28,545.

     ON JANUARY 12, 1999, THE COMPANY EFFECTUATED THE ASSET PURCHASE OF CALIFORNIA SOFTWARE PRODUCTS, INC. (CSPI), A CALIFORNIA CORPORATION. THE COMPANY COMPLETED THE ACQUISITION OF $1,628,068 WORTH OF ASSETS AND $702,742 OF LIABILITIES FROM CALIFORNIA SOFTWARE PRODUCTS INC.- A CALIFORNIA COMPANY IN A SIMILAR LINE OF BUSINESS AS THE COMPANY - IN EXCHANGE FOR A CONVERTIBLE NOTE IN THE PRINCIPLE SUM OF $2,250,000 - CONVERTIBLE INTO COMMON SHARES OF THE COMPANY ONCE THE COMPANY IS TRADING ON THE OTC-BB OR A SIMILAR MARKET AND BASED ON THE TRADING PRICE SIXTY (60) DAYS FOLLOWING THE FIRST DAY OF TRADING OF THE COMPANY'S SHARES ON A RECOGNIZED PUBLIC EXCHANGE WITH A MINIMUM CONVERSION RATE OF $1.50 PER SHARE. (SEE ATTACHED SUMMARY OF ASSETS PURCHASED AND LIABILITIES ASSUMED)

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     ACCOUNTING POLICIES AND PROCEDURES HAVE NOT BEEN DETERMINED EXCEPT AS
FOLLOWS:

     1.   THE COMPANY USES THE ACCRUAL METHOD OF ACCOUNTING.

     2. THE COST OF ORGANIZATION, $360, IS BEING AMORTIZED OVER A PERIOD OF 60 MONTHS (OCTOBER 28, 1998 THROUGH OCTOBER 27, 2003).

     3. EARNINGS PER SHARE IS COMPUTED USING THE WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING.

     4. THE COMPANY HAS NOT YET ADOPTED ANY POLICY REGARDING PAYMENT OF DIVIDENDS. NO DIVIDENDS HAVE BEEN PAID SINCE INCEPTION.

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND MARCH 31, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

     5. THE COMPANY ACQUIRED GOODWILL IN THE AMOUNT OF $384,393 AS A RESULT OF THE ASSET PURCHASE AGREEMENT OF JANUARY 12, 1999. MANAGEMENT OF THE COMPANY HAS CHOSEN TO AMORTIZE THIS GOODWILL OVER A PERIOD OF 5 YEARS USING THE STRAIGHT LINE METHOD. GOODWILL IMPAIRMENT WILL BE RECOGNIZED WHEN INCURRED OR ACQUIRED.

     6. THE CONVERTIBLE NOTE ASSOCIATED WITH THE ASSET PURCHASE AGREEMENT MAY EFFECT FUTURE EARNINGS PER SHARE. IT IS UNDETERMINED AT THIS TIME AS TO WHETHER THERE WILL BE A DILUTIVE OR ANTIDILUTIVE EFFECT ON EARNINGS PER SHARE. THIS SHALL BE DETERMINED WHEN THE CONVERSION CONDITIONS ARE MET.

     7.   THE FISCAL YEAR OF THE COMPANY ENDS ON DECEMBER 31ST.

     8.   THE STATEMENT OF CASH FLOWS WAS PREPARED PER SFAS 95.

     9. THE MONEY MARKET INVESTMENT ACCOUNT IS AN INTEREST BEARING MONEY FUNDS ACCOUNT WITH BANK OF AMERICA. THE ACCOUNT IS REPORTED AT COST. MARKET FLUCTUATIONS ARE INSIGNIFICANT AND GAINS OR (LOSSES) ARE REPORTED WHEN REALIZED.

     10. ACCOUNTS RECEIVABLE AND INVENTORY ARE REPORTED NET OF RESERVES. THE COMPANY REPORTS INVENTORY USING THE COST BASIS PRICING METHOD. THE COMPANY HAS RESERVE FOR RETURNED PRODUCTS IN THE AMOUNT OF $42,622, RESERVE FOR BAD DEBTS IN THE AMOUNT OF $12,185 AND INVENTORY RESERVE IN THE AMOUNT OF $1,001.

     11. THE COMPANY REPORTS RESEARCH AND DEVELOPMENT COSTS AS INCURRED FOR EACH PERIOD AN INCOME STATEMENT IS ISSUED. THIS AMOUNTED TO $93,175 IN THE YEAR ENDED DECEMBER 31, 1998 AND $23,200 FOR THE THREE MONTHS ENDED MARCH 31, 1999.

     12. THE COMPANY REPORTS TAX EXPENSE AND DEFERRALS AS INCURRED FOR EACH PERIOD AN INCOME STATEMENT IS ISSUED.

     13. THE COMPANY IS ACCOUNTING FOR THE ASSETS PURCHASE AGREEMENT AS A BUSINESS COMBINATION USING THE PURCHASE METHOD OF ACCOUNTING PER APB 16.

     14.  THE COMPANY REPORTS ITS PROPERTY AND EQUIPMENT AT COST.

     15. THE COMPANY USES THE ACCRUAL BASIS OF ACCOUNTING FOR REVENUE RECOGNITION, RECORDING REVENUES WHEN AN EXCHANGE HAS TAKEN PLACE.

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND MARCH 31, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

     16. OTHER IDENTIFIABLE ASSETS FROM THE ASSET PURCHASE AGREEMENT INCLUDE A NON-COMPETITION AGREEMENT AT $330,000. THIS ASSET WILL BE DEPRECIATED ON THE STRAIGHT LINE BASIS OVER A PERIOD OF 60 MONTHS FROM JANUARY 13, 1999 TO JANUARY 12, 2004, THE PERIOD OF THE NON-COMPETE AGREEMENT. ACQUIRED TECHNOLOGY INCLUDES THE COMPUTER HARDWARE COMPONENTS AND SOFTWARE. THIS ASSET HAS BEEN VALUED AT $345,000 AND WILL BE DEPRECIATED OVER THE 60 MONTHS, THE ESTIMATED USEFUL LIFE OF THE TECHNOLOGY. THESE VALUES WERE DETERMINED BY MANAGEMENT. DEFERRED TAX BENEFITS WERE DETERMINED AT THE STATUTORY RATE. CURRENT DEFERRED TAX BENEFITS RECORDED ARE $22,088. NON-CURRENT DEFERRED TAX BENEFITS RECORDED ARE $243,193.

     17. THE COMPANY HAS COMMENCED OPERATIONS AND WILL NOT BE CONSIDERED A DEVELOPMENT STAGE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999. THE COMPANY WAS A DEVELOPMENT STAGE COMPANY IN PRIOR PERIODS. COMPARATIVE FINANCIAL STATEMENTS FOR PRIOR YEARS WILL BE PRESENTED IN THE FISCAL YEAR REPORTS.

NOTE 3 - GOING CONCERN

     THE COMPANY'S FINANCIAL STATEMENTS ARE PREPARED USING THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPLICABLE TO A GOING CONCERN, WHICH CONTEMPLATES THE REALIZATION OF ASSETS AND LIQUIDATION OF LIABILITIES IN THE NORMAL COURSE OF BUSINESS. AS A RESULT OF THE ASSET PURCHASE AGREEMENT OF JANUARY 12, 1999, THE COMPANY HAS CONTINUING CONTRACTS WHICH PROVIDE A REVENUE STREAM. BASED ON CURRENT ACTIVITY LEVELS FOR OPERATIONS, THE COMPANY ESTIMATES ITS OPERATING FUNDS REQUIREMENT FOR THE TWELVE MONTHS ENDING MARCH 31, 2000 TO BE $2,259,500.00. SOURCES FOR THESE FUNDS WILL BE OPERATIONS. BASED ON CURRENT LEVELS FOR OPERATIONS, FUNDS PROVIDED BY OPERATIONS FOR THE TWELVE MONTHS ENDING MARCH 31, 2000 ARE ESTIMATED TO BE $3,055,120.00

NOTE 4 - RELATED PARTY TRANSACTION

     THE OFFICERS AND DIRECTORS OF THE COMPANY ARE INVOLVED IN OTHER BUSINESS ACTIVITIES AND MAY, IN THE FUTURE, BECOME INVOLVED IN OTHER BUSINESS OPPORTUNITIES. IF A SPECIFIC BUSINESS OPPORTUNITY BECOMES AVAILABLE, SUCH PERSONS MAY FACE A CONFLICT IN SELECTING BETWEEN THE COMPANY AND THEIR OTHER BUSINESS INTERESTS. THE COMPANY HAS NOT FORMULATED A POLICY FOR THE RESOLUTION OF SUCH CONFLICTS.

NOTE 5 - WARRANTS AND OPTIONS

     THERE ARE NO WARRANTS OR OPTIONS OUTSTANDING TO ACQUIRE ANY ADDITIONAL SHARES OF COMMON STOCK.

     THERE IS CONVERTIBLE DEBT OF $2,250,000 WHICH MAY BE CONVERTED AFTER THE STOCK OF THE COMPANY TRADES FOR SIXTY DAYS ON A RECOGNIZED PUBLIC EXCHANGE WITH A MINIMUM CONVERSION RATE OF $1.50 PER SHARE. THERE ARE NO SHARES OF STOCK RESERVED FOR PAYMENT OF THE NOTE. THE NOTE MAY ONLY BE EXCHANGED FOR COMMON STOCK OF THE COMPANY AND THE CONVERTIBLE DEBT IS SECURED BY THE ASSETS PURCHASED FROM CALIFORNIA SOFTWARE PRODUCTS, INC.

                      CALIFORNIA SOFTWARE CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND MARCH 31, 1999

NOTE 6 - LONG TERM OBLIGATIONS

     THE COMPANY HAS LONG TERM SEPARATION AGREEMENTS.

                   TOTAL    MONTHLY    AS AT      AS AT      AS AT      AS AT
                  DEBT AS   PAYMENT    12/31/97   12/31/98   12/31/99   12/31/00
                    AT
                 12/31/97

ROBERT WAY
TERMINATION      $2,337.00  $194.75    $2,142.25  $194.75     $0.00     $0.00
LIZ RICHELL      $58,237.05 $3,054.86  $36,853.03 $21,384.02  $0.00     $0.00
PETER WARKENTON  $45,961.95 $2,337.06  $28,044.72 $17,917.23  $0.00     $0.00
                 ---------- ---------  ---------- ---------- --------- ---------
                $106,536.00 $5,586.67 $106,536.00 $39,496.00  $0.00     $0.00

     THE COMPANY HAS A THREE YEAR LEASE AGREEMENT WITH RAYSON, INC. ENDING SEPTEMBER 30, 2000. THE TOTAL OFFICE RENT FOR 1998 WAS $69,604.23. THE MONTHLY RENT WAS $5,851.40 FROM OCTOBER 1, 1997 TO MAY 15, 1998. THE MONTHLY RENT IS $7,228.20 FOR THE PERIOD MAY 15, 1998 TO SEPTEMBER 30, 1999 AND WILL INCREASE TO $7,572.40 FOR THE PERIOD OCTOBER 1, 1999 TO SEPTEMBER 30, 2000. THE TOTAL OFFICE RENT FOR THE THREE MONTHS ENDING MARCH 31, 1999 WAS $21,864.00.

NOTE 7 - PRO FORMA STATEMENTS

     THE COMPANY HAS PREPARED PRO FORMA BALANCE SHEETS AND STATEMENTS OF OPERATIONS FOR THE PERIOD ENDING DECEMBER 31, 1998 AND MARCH 31, 1999. INTANGIBLE ASSETS, DEFERRED TAX BENEFITS AND CONVERTIBLE DEBT WERE AMONG THE ITEMS INCLUDED TO PREPARE THE PRO FORMA REPORTS.



                                    -7-
END SECTION F/S 1.c

SECTION F/S 1.d


                    CALIFORNIA SOFTWARE CORPORATION
                     (A DEVELOPMENT STAGE COMPANY)

                          ANALYSIS OF CHANGES
                        IN ASSETS, LIABILITIES &
                              EQUITY FROM
                   DECEMBER 31, 1998 TO JANUARY 12, 1999

        ANALYSIS OF CHANGES IN ASSETS, LIABILITIES, & EQUITY

ASSETS
                                  DECEMBER 31    JANUARY 12  DR.       CR.
                                  1998           1999
CURRENT ASSETS
CASH                              152,716        342,720     190,004         (1)
MONEY MARKET INVESTMENT ACCOUNT   80,273         80,273            0
ACCOUNTS RECEIVABLE               794,614        810,691      16,077         (2)
(NET OF RESERVES)
INVENTORY ON CONSIGNMENT          192,504        192,504           0
INVENTORY                         110,094        110,094           0
(NET OF RESERVES)
PREPAID EXPENSES                  4,301          4,301             0
OTHER CURRENT ASSETS              11,053         18,601        7,548         (3)
                                  -------------------------------------------
TOTAL CURRENT ASSETS              1,345,555    1,559,184


PLANT AND EQUIPMENT
PLANT AND EQUIPMENT               293,432        293,432           0
LESS DEPRECIATION                 -224,548       -224,548          0
                                  -------------------------------------------
TOTAL PLANT AND EQUIPMENT          68,884        68,884

OTHER ASSETS
TOTAL OTHER ASSETS                     0               0           0

                                  --------------------------------------------
TOTAL ASSETS                      1,414,439    1,628,068
                                  ==========   ==========

LIABILITIES & EQUITY

CURRENT LIABILITIES
ACCOUNTS PAYABLE                  392,261        430,574                 38,313(4)
FEDERAL PAYROLL TAXES PAYABLE     20,565         15,068        5,497           (5)
OTHER TAXES PAYABLE               10,517         4,369         6,148           (6)
OTHER CURRENT LIABILITIES         25,053         64,412                  39,359(7)
EMPLOYEE BENEFITS PAYABLE         44,720         81,803                  37,083(8)
DEFERRED REVENUE                  67,020         67,020                       0
                                  ---------------------------------------------
TOTAL CURRENT LIABILITIES         560,136        663,246

LONG TERM LIABILITIES
LONG TERM LIABILITIES             39,496         39,496                       0
                                  ---------------------------------------------
TOTAL LONG TERM LIABILITIES       39,496         39,496

                                  ---------------------------------------------
TOTAL LIABILITIES                 599,632        702,742

     EQUITY
CAPITAL STOCK                     1,144,445    1,144,445                       0
ADDITIONAL PAID IN CAPITAL               0             0
RETAINED EARNINGS (OR DEFICIT)    -329,638      -219,119                 110,519(9)
                                  ----------------------------------------------

TOTAL STOCKHOLDER'S EQUITY         814,807       925,326

TOTAL LIABILITIES &                1,414,439   1,628,068      225,274    225,274
OWNERS EQUITY                      ==========  =========     =========  =========


CHANGES IN ASSETS AND LIABILITIES

(1) OPERATIONS-COLLECTIONS FROM CUSTOMERS.
(2) OPERATIONS-RECORDED ITEMS SOLD TO CUSTOMERS ON ACCOUNT.
(3) OPERATIONS-INCREASE IN OTHER ASSETS.
(4) OPERATIONS-INCREASE DUE TO RECORDING INVOICES FROM SUPPLIERS.
(5) OPERATIONS-REDUCTION DUE TO PAYMENT TO TAX AGENCY.
(6) OPERATIONS-REDUCTION DUE TO PAYMENT TO TAX AGENCY.
(7) OPERATIONS-INCREASE DUE TO RECORDING LIABILITIES FROM OTHER THAN SUPPLIERS.
(8) OPERATIONS-INCREASE DUE TO RECORDING LIABILITIES DUE EMPLOYEES AS A RESULT
               OF SALES.
(9) OPERATIONS-CHANGE IN RETAINED EARNINGS D-E TO NET INCOME FROM OPERATIONS.

END SECTION F/S 1.d

SECTION F/S 1.e



               CALIFORNIA SOFTWARE PRODUCTS, INC.


                      FINANCIAL STATEMENTS
                        DECEMBER 31, 1997
                               AND
                        DECEMBER 31, 1998

                        TABLE OF CONTENTS



                                                             PAGE
INDEPENDENT AUDITOR'S REPORT.....................             1

BALANCE SHEET............................                     2

STATEMENT OF OPERATIONS..........................             3

STATEMENT OF STOCKHOLDER'S EQUITY.................            4

STATEMENT OF CASH FLOWS.......................                5

NOTES TO FINANCIAL STATEMENTS...................              6

JAMES E. SLAYTON, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333





BOARD OF DIRECTORS
MARCH 12, 1999
CALIFORNIA SOFTWARE PRODUCTS, INC. (THE COMPANY)
LAS VEGAS, NEVADA 89102


     I HAVE AUDITED THE BALANCE SHEET OF CALIFORNIA SOFTWARE PRODUCTS, INC., AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997, AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

     I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENT PRESENTATION. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

     IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF CALIFORNIA SOFTWARE PRODUCTS, INC., AT DECEMBER 31, 1998 AND DECEMBER 31, 1997, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE PERIODS ENDING DECEMBER 31, 1998 AND DECEMBER 31, 1997, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN PREPARED ASSUMING THE COMPANY WILL CONTINUE AS A GOING CONCERN. AS DISCUSSED IN NOTE 3 TO THE FINANCIAL STATEMENTS, THE COMPANY FILED CHAPTER 11 IN 1997 AND HAS SUFFERING RECURRING LOSSES THROUGH 1996. THIS RAISES SUBSTANTIAL DOUBT ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN. MANAGEMENT'S PLAN IN REGARD TO THESE MATTERS ARE ALSO DESCRIBED IN NOTE 3. THE FINANCIAL STATEMENTS DO NOT INCLUDE ANY ADJUSTMENTS THAT MIGHT RESULT FROM THE OUTCOME OF THIS UNCERTAINTY.





JAMES E. SLAYTON, CPA
OHIO LICENSE ID# 04-1-15582

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

                               BALANCE SHEET
                                   AS AT
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997

                                                     1998         1997

     ASSETS

CURRENT ASSETS
CASH                                                  232,989       27,540
ACCOUNTS RECEIVABLE (NET OF RESERVES)                 794,614      327,037
INVENTORY ON CONSIGNMENT                              192,504            0
INVENTORY (NET OF RESERVES)                           110,094       15,761
OTHER CURRENT ASSETS                                   15,354      998,957
                                                  -----------  -----------
TOTAL CURRENT ASSETS                                1,345,555    1,369,295


PLANT AND EQUIPMENT
PLANT AND EQUIPMENT                                   293,432      276,701
LESS DEPRECIATION                                   (224,548)    (181,516)
                                                  -----------  -----------
TOTAL PLANT AND EQUIPMENT                              68,884       95,185

OTHER ASSETS                                                0            0
                                                  -----------  -----------
TOTAL OTHER ASSETS                                          0            0

                                                  -----------  -----------
TOTAL ASSETS                                        1,414,439    1,464,480

                                                  ===========  ===========
     LIABILITIES & EQUITY

CURRENT LIABILITIES                                   560,136    1,314,289

LONG TERM OBLIGATIONS                                  39,496      106,536
                                                  -----------  -----------
TOTAL LIABILITIES                                     599,632    1,420,825


     EQUITY
CAPITAL STOCK                                       1,144,445    1,144,445
ADDITIONAL PAID IN CAPITAL                                  0            0
RETAINED EARNINGS  (OR DEFICIT)                     (329,638)  (1,100,790)
                                                  -----------  -----------
TOTAL STOCKHOLDER'S EQUITY                            814,807       43,655

     TOTAL LIABILTIES & OWNER'S EQUITY              1,414,439    1,464,480
                                                  ===========  ===========



              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -2-

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997



                                                     1998         1997
     REVENUE
NET SALES                                           3,575,933    2,176,778

COST OF GOODS SOLD                                    234,211      333,027
                                                  -----------  -----------
GROSS PROFIT                                        3,341,722    1,843,751



     COSTS AND EXPENSES
SELLING, GENERAL AND ADMINISTRATIVE                 2,570,569    1,816,838
                                                  -----------  -----------

TOTAL COSTS AND EXPENSES                            2,570,569    1,816,838
                                                  -----------  -----------

NET ORDINARY INCOME OR (LOSS)                         771,153       26,913
BEFORE INCOME TAXES

PROVISION FOR INCOME TAX                                    0            0
                                                  ===========  ===========
NET ORDINARY INCOME OR (LOSS)                         771,153       26,913
AFTER INCOME TAXES



WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING                                  1,998,704    1,998,704

     NET EARNINGS
     PER SHARE                                           0.39         0.01




              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -3-

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                              FOR YEARS ENDED
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997





                                           ADDITIONAL  RETAINED     TOTAL
                        COMMON STOCK       PAID-IN     EARNINGS     STOCKHOLDER
                      SHARES     AMOUNT    CAPITAL     (DEFICIT)    EQUITY
                     ---------  ---------  ---------   ---------    ---------
BALANCES AT JANUARY  1,998,704  1,144,445          0   (1,127,703)     16,742
1, 1997

COMMON STOCK                                                   0            0
DIVIDENDS

NET EARNINGS                                              26,913       26,913
                     ---------  ---------  ---------   ---------    ---------
BALANCES AT          1,998,704  1,144,445          0   (1,100,790)     43,655
DECEMBER 31, 1997

COMMON STOCK                                                   0            0
DIVIDENDS

NET EARNINGS                                             771,152       771,152
                     ---------  ---------  ---------   ---------     ---------

BALANCE AS AT        1,998,704  1,144,445          0   (329,638)       814,807
DECEMBER 31, 1998
                     =========  =========  =========   =========     =========





              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -4-

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

                          STATEMENT OF CASH FLOWS
                                FOR PERIOD
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997



                                                     1998         1997
CASH FLOWS FROM OPERATING ACTIVITIES
   CASH RECEIVED FROM CUSTOMERS                     2,907,271    2,279,583
   INTEREST RECEIVED                                      835            0
                                                  -----------  -----------
                   NET CASH PROVIDED BY OPERATING   2,907,271    2,279,583
ACTIVITIES

   CASH PAID TO SUPPLIERS AND EMPLOYEES             2,592,935    2,206,833
   INTEREST PAID                                       25,951       80,746
   INCOME TAXES PAID                                        0            0
                                                  -----------  -----------
                   CASH DISBURSED FOR OPERATING     2,618,886    2,287,579
ACTIVITIES
                                                  -----------  -----------
                   NET CASH FLOW USED BY              289,220      (7,996)
OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES
  PURCHASE OF PLANT ASSETS                             16,731       16,282
                                                  -----------  -----------
                   NET CASH USED BY INVESTING          16,731       16,282
                   ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
PAYMENTS ON LONG TERM OBLIGATIONS                      67,040            0

                                                  -----------  -----------
                  NET CASH USED BY FINANCING           67,040            0
                  ACTIVITIES

                  NET INCREASE (DECREASE) IN          205,449     (24,278)
                  CASH

                  CASH BALANCE BEGINNING OF YEAR       27,540       51,818
                  NET INCREASE (DECREASE) IN CASH     250,449     (24,278)
                  CASH BALANCE END OF YEAR            232,989       27,540



              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
                                    -5-

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

                       NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     THE COMPANY WAS ORGANIZED UNDER THE LAWS OF THE STATE OF CALIFORNIA, AS CALIFORNIA SOFTWARE PRODUCTS, INC. (THE COMPANY).

     THE COMPANY ISSUED $1,144,445 IN COMMON STOCK. THE COMPANY HAS ISSUED AND OUTSTANDING 1,998,704 SHARES OF ITS NO PAR VALUE COMMON STOCK. THE COMPANY IS AUTHORIZED TO ISSUE 5,000,000 SHARES OF COMMON STOCK AND 1,250 SHARES OF PREFERRED STOCK.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     ACCOUNTING POLICIES AND PROCEDURES HAVE NOT BEEN DETERMINED EXCEPT AS
FOLLOWS:

     1.   THE COMPANY USES THE ACCRUAL METHOD OF ACCOUNTING.

     2.   RESEARCH AND DEVELOPMENT

       THE COMPANY EXPENSES RESEARCH AND DEVELOPMENT COSTS AS INCURRED PER SFAS 2. THIS AMOUNTED TO $82,700 IN YEAR ENDED DECEMBER 31, 1997 AND $93,175 IN THE YEAR ENDED DECEMBER 31, 1998.

     3. THE COMPANY REPORTS ITS PROPERTY AND EQUIPMENT ON THE COST BASES AND USES AN ACCELERATED METHOD OF DEPRECIATION FOR ITS PLANT AND EQUIPMENT.

     4. THE COMPANY HAS NOT YET ADOPTED ANY POLICY REGARDING PAYMENT OF DIVIDENDS. NO DIVIDENDS HAVE BEEN PAID SINCE INCEPTION.

     5. THE COMPANY REPORTS TAX EXPENSE AND DEFERRALS AS INCURRED FOR EACH PERIOD A FINANCIAL STATEMENT IS ISSUED. CURRENTLY, THE COMPANY HAS NET OPERATING LOSSES CARRYFORWARD WHICH TOTAL $1,551,391 AT THE END OF 1997 AND $780,238 AT THE END OF 1998. THE NET OPERATING LOSSES ARE CARRIED FORWARD FOR TWENTY YEARS.

       THE NET OPERATING LOSSES WILL EXPIRE
                                   YEAR    AMOUNT
                                   2015 $   4,965
                                   2016 $ 538,788
                                   2017 $ 176,485
                                   TOTAL$ 780,238

       THE COMPANY DOES NOT EXPECT TO HAVE ANY FEDERAL TAX LIABILITY FOR THE YEAR ENDED DECEMBER 31, 1998. THE COMPANY DID NOT HAVE ANY FEDERAL TAX LIABILITY FOR THE TAX YEAR ENDED DECEMBER 31, 1997.

       THE COMPANY'S ESTIMATED TAXABLE INCOME IS $771,153 BEFORE NET OPERATING LOSSES WITH AN ESTIMATED STATUTORY TAX OF $262,192. THE COMPANY'S STATUTORY RATE FOR THE TAX YEAR ENDED 1998 IS ESTIMATED AT 34%. THE COMPANY DID NOT RECORD ANY DEFERRED TAX ASSETS FOR THE YEAR ENDED DECEMBER 31, 1997 OR DECEMBER 31, 1998. THE COMPANY'S EFFECTIVE TAX RATE IS 0%.

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

                       NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES (CONTINUED)

     6. THE MONEY MARKET INVESTMENT ACCOUNT IS AN INTEREST BEARING MONEY FUNDS ACCOUNT WITH BANK OF AMERICA.

     7. ACCOUNTS RECEIVABLE AND INVENTORY ARE REPORTED NET OF RESERVES. THE COMPANY HAS RESERVES FOR RETURNED PRODUCTS IN THE AMOUNT OF $42,622 AT DECEMBER 31, 1998 AND $52,097 AT DECEMBER 31, 1997. THE COMPANY HAD RESERVES FOR BAD DEBTS IN THE AMOUNT OF $12,185 AT DECEMBER 31, 1998 AND $15,022 AT DECEMBER 31, 1997. THE COMPANY HAD INVENTORY RESERVES IN THE AMOUNT OF $1,001 AT DECEMBER 31, 1998 AND $1,751 AT DECEMBER 31, 1997.

     8. EARNINGS PER SHARE IS COMPUTED USING THE WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING.

     9.   THE COMPANY REPORTS ITS INVENTORY USING THE COST BASIS PRICING METHOD.

     10.  THE COMPANY REPORTS ITS PROPERTY AND EQUIPMENT AT COST.

     11. THE COMPANY USES THE ACCRUAL BASIS OF ACCOUNTING FOR REVENUE RECOGNITION, RECORDING REVENUES WHEN AN EXCHANGE HAS TAKEN PLACE.

NOTE 3 - GOING CONCERN

     THE COMPANY'S FINANCIAL STATEMENTS ARE PREPARED USING THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPLICABLE TO A GOING CONCERN, WHICH CONTEMPLATES THE REALIZATION OF ASSETS AND LIQUIDATION OF LIABILITIES IN THE NORMAL COURSE OF BUSINESS. AS A RESULT OF THE COMPANY FILING CHAPTER 11 IN 1997, DOUBTS WERE RAISED ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. THIS HAS BEEN ADDRESSED IN THE PRESIDENT OF CALIFORNIA SOFTWARE PRODUCTS, INCORPORATED LETTER TO SHAREHOLDERS (SEE ATTACHED) WHICH POINTS OUT THAT THE COMPANY HAS EMERGED FROM CHAPTER 11 AND OPERATED PROFITABLY IN YEARS ENDING DECEMBER 31, 1997 AND DECEMBER 31, 1998.

NOTE 4 - RELATED PARTY TRANSACTION

     THE OFFICERS AND DIRECTORS OF THE COMPANY ARE INVOLVED IN OTHER BUSINESS ACTIVITIES AND MAY, IN THE FUTURE, BECOME INVOLVED IN OTHER BUSINESS OPPORTUNITIES. IF A SPECIFIC BUSINESS OPPORTUNITY BECOMES AVAILABLE, SUCH PERSONS MAY FACE A CONFLICT IN SELECTING BETWEEN THE COMPANY AND THEIR OTHER BUSINESS INTERESTS. THE COMPANY HAS NOT FORMULATED A POLICY FOR THE RESOLUTION OF SUCH CONFLICTS.

                    CALIFORNIA SOFTWARE PRODUCTS, INC.

                       NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND DECEMBER 31, 1997

NOTE 5 - WARRANTS AND OPTIONS

     THERE ARE NO WARRANTS OR OPTIONS OUTSTANDING TO ACQUIRE ANY ADDITIONAL SHARES OF COMMON STOCK.

NOTE 6 - LONG TERM OBLIGATIONS

     THE COMPANY HAS LONG TERM SEPARATION AGREEMENTS.

                   TOTAL    MONTHLY    AS AT      AS AT      AS AT      AS AT
                  DEBT AS   PAYMENT    12/31/97   12/31/98   12/31/99   12/31/00
                    AT
                 12/31/97

ROBERT WAY
TERMINATION      $2,337.00  $194.75    $2,142.25  $194.75     $0.00     $0.00
LIZ RICHELL      $58,237.05 $3,054.86  $36,853.03 $21,384.02  $0.00     $0.00
PETER WARKENTON  $45,961.95 $2,337.06  $28,044.72 $17,917.23  $0.00     $0.00
                 ---------- ---------  ---------- ---------- --------- ---------
                $106,536.00 $5,586.67 $106,536.00 $39,496.00  $0.00     $0.00

     THE COMPANY HAS A THREE YEAR LEASE AGREEMENT WITH RAYSON, INC. ENDING SEPTEMBER 30, 2000. THE TOTAL OFFICE RENT EXPENSE FOR 1997 WAS $57,696.00. THE TOTAL OFFICE RENT FOR 1998 WAS $69,604.23. THE MONTHLY RENT WAS $5,851.40 FROM OCTOBER 1, 1997 TO MAY 15, 1998. THE MONTHLY RENT IS $7,228.20 FOR THE PERIOD MAY 16, 1998 TO SEPTEMBER 30, 1999 AND WILL INCREASE TO $7,572.40 FOR THE PERIOD OCTOBER 1, 1999 TO SEPTEMBER 30, 2000.


                                    -8-
END SECTION F/S 1.e

BEGIN SECTION F/S 1.f

                 California Software Corporation


                     CONSOLIDATED PRO FORMA
                      FINANCIAL STATEMENTS
                      for the period ending
                         March  31, 1999
                               and
                        December 31, 1998

                        TABLE OF CONTENTS


                                                             PAGE



BALANCE
SHEET.........................................................1-2

STATEMENT OF
OPERATIONS.....................................................3

NOTES TO FINANCIAL
STATEMENTS.....................................................5

                 California Software Corporation
                     CONSOLIDATED PRO FORMA
                          BALANCE SHEET
                     FOR THREE MONTHS ENDED
                         March 31, 1999

Assets                        -----------------------------------------------
                              Pro Forma     Pro Forma   Pro Forma    Combined
                                CSPI           CSC     Adjustments    Company
Current Assets                -----------------------------------------------
Cash                           422993       (155040)                  267953
Accounts Receivable            810691        477739                   1288430
Inventories on Consignment     110095           0                     110095
Inventory (Net of Reserves)    192504       (125578)                   66926
Other Current Assets            22902          (898)                   22004
Deferred Tax Benefits                           0                        0
Total Current Assets           1559185       196223         0         1755408
Plant and Equipment
Plant and Equipment (less       68884        (6558)                    62326
depreciation)
Total Plant and Equipment       68884        (6558)         0          62326
Other Assets
Organization Costs net of         0            324                      324
Amortization
Non-Competition Agreement         0             0         247500      247500
net of Amortization (a)
Acquired Technology net of        0             0         258750      258750
Amortization (b)
Deferred Tax Benefits (c)         0             0         207547      207547
Goodwill (d)                      0             0         288294      288294
Total Other Assets                0            324        495841      1002415
Total Assets                   1628069       189989                   2820149
Liabilities &Equity
Current Liabiilites            663246        (32151)                  631095
Long Term Liabilities           39496        (16371)                   23125
Convertible Note Payable          0             0        2250000      2250000
(e)
Total Long Term Liabilites      39496        (16371)     2250000      2273125
Equity
Capital Stock (f)              1144445        3271      (1144445)      3271
Additional Paid in Capital                    32449                    32449
Retained Earnings or          (219119)        99328                  (119791)
(Deficit)
Total Stockholders' Equity     925326        135048     (1144445)     (84071)
Total Liabilities & Owner's    1628068        86526     (1144445)     2820149
Equity                        ===============================================





         See accompanying notes to financial statements
                               -2-
                 California Software Corporation
                     CONSOLIDATED PRO FORMA
                     STATEMENT OF OPERATIONS
                For Year Ended December 31, 1998

                              ------------------------------------------------
                               Historical   Historical  Pro Forma     Combined
                                  CSPI         CSC     Adjustments    Company
                              ------------------------------------------------
                                Pro Forma   Pro Forma   Pro Forma     Combined
                                  CSPI         CSC     Adjustments    Company
                              ------------------------------------------------
Revenue
Net Sales                        3575933        0           0         3575933
Cost of Goods Sold               234211         0           0          234211
Gross Profit                     3341722                              3341722
Costs and Expenses
Wages and Salaries               936993                                936993
Selling, General and             1613611      19965                   1633576
Administrative
Amortization of Intangible          0          12        211940        211952
Assets (g)
Total Costs and Expenses         2550604      19977      211940       2782521
Net Ordinary Income or (Loss)    791118                                559201
before Income Taxes
Provision for Income Tax            0                                    0
                              ================================================
                                 791118                                559201


         See accompanying notes to financial statements

                 California Software Corporation
                     CONSOLIDATED PRO FORMA
                     STATEMENT OF OPERATIONS
            For the Three Months Ended March 31, 1999

                            -------------------------------------------------
                            Historical   Historical    Pro Forma     Combined
                               CSPI          CSC      Adjustments    Company
                            -------------------------------------------------
Revenue
Net Sales                     107112       716825          0          823937
Cost of Goods Sold             1044         8970           0          10014
Gross Profit                  106068       707855          0          813923
Costs and Expenses
Wages and Salaries             39619       247473                     287092
Selling, General and           41957       262081                     304038
Administrative
Amortization of Intangible                   18          52970        52988
Assets (h)
Total Costs and Expenses       81576       509572        52970        644118
Net Ordinary Income or         24492       198283       (52970)       169805
(Loss) before Income Taxes
Provision for Income Tax         0                                      0
                              ===============================================
                               24492       198283       (52970)       169805


         See accompanying notes to financial statements
                               -4-

                 California Software Corporation
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         March 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The following financial statements set forth summary pro forma financial date of the Company. The Company has prepared pro forma balance sheets and statements of operations for the periods ending December 31, 1998 and March 31, 1999. The pro forma financial statements are based on historical financial statements of California Software Products, Inc. and California Software Corporation adjusted for adjusted to give effect to the combination resulting from the asset purchase agreement of January 12, 1999 under the following assumptions. The pro forma balance sheet has been prepared based on the assumption that the transaction occurred on March 31, 1999. The pro forma statements of operation are based on the assumption that the transaction occurred on January 1, 1998. The following adjustments were made to arrive at the combined company.

A.   Non-Competition agreement           - $247,500
B.   Acquired Technology                 - $258,750
C.   Deferred Tax Benefits               - $207,547
D.   Goodwill                            - $288,294
E.   Convertible Note Payable            - $2,250,000
F.   Capital Stock                       - $1,144,445
G.   Amortization of Intangible Assets   - $211,940
H.   Amortization Expense                - $52,970

END SECTION F/S 1.f

                                    Part III

Item 1.           Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                  (I) Asset Purchase Agreement with California Software Products, Inc.
                  (II)     AMENDMENT TO ASSET PURCHASE AGREEMENT.

                  (III)    NOTE

3.                Articles of Incorporation & By-Laws

                  (a)      Articles  of   Incorporation  of  the  Company  filed
                           October 28, 1998
                  (b)      By-Laws of the Company adopted October 31, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                  (a)      Assumption of Premise Lease dated September 25, 1997

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of California Software Corp. ending January 12, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

29.               Additional Exhibits

                           Not applicable

Item 2.  Description of Exhibits

Exhibit
Number            Name and/or Identification of Exhibit
-------           -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                  (I) Asset Purchase Agreement with California Software Products, Inc.
                  (II)     AMENDMENT TO ASSET PURCHASE AGREEMENT.

                  (III)    NOTE

3.                Articles of Incorporation & By-Laws

                  (a)      Articles  of   Incorporation  of  the  Company  filed
                           October 28, 1998
                  (b)      By-Laws of the Company adopted October 31, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                  (a)      Assumption of Premise Lease dated September 25, 1997

Exhibit
Number            Name and/or Identification of Exhibit
-------           -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of California Software Corp. ending January 12, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

29.               Additional Exhibits

                           Not applicable

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        California Software Corporation
--------------------------------------------------------------------------------
                                  (Registrant)

Date:    January 27, 1999
         ----------------

By:      /s/ Bruce Acacio
         -------------------------------------
         Bruce Acacio, Chairman of the Board,
         President and Chief Executive Officer


By:      /s/ Carol Conway
         ---------------------------------------
         Carol Conway, Director, Vice President,
         CFO, Secretary/Treasurer